SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I. FINANCIAL INFORMATION FROM SUBSIDIARIES
II. FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: **www.eletrobras.com.br/ri.** Annex III will be available soon (Aug/2020).

Conference Call in Portuguese
Aug 13, 2020
14:30 (GMT)
13:30 (Nova York)
18:30 (Londres)
Telefone: (11) 3137-8037

Conference Call in English
Aug 13, 2020
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | **www.eletrobras.com.br/ri** | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ANNEX - MARKETLETTER 2Q2020 | 2

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

On March 16, 2020, Eletrobras transferred to Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), the controlling interest of Amazonas Geração e Transmissão de Energia S.A. (“AmGT”). The financial statements of Amazonas GT contained in Annexes 1 and 2 for 2020 are for management purposes.

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

ASSETS 06/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	97,852	135,610	29,331	49,581	573	45,886	23,334
Accounts Receivable, net	921,438	1,469,722	433,162	1,851,939	0	374,846	1,042,561
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	1,325,198	1,799,189	1,051,394	1,154,427	89,680	109,917	3,216
Dividends Receivable	109,395	15,853	5,482	0	995	0	0
Deferred Fiscal Assets (Tax and Contributions)	27,961	64,048	10,216	0	2,793	22,018	43,484
Income Tax and Social Contribution	589,371	1,082,211	5,041	328,114	113	167,304	0
Derivative Financial Instruments	0	0	0	84,514	0	0	0
Reimbursement Rights	0	0	71,895	0	0	0	0
Guarantees and Linked Deposits	0	36,602	16,176	11,569	0	0	11,569
Inventory	38,347	81,234	56,551	181,456	0	123,561	66,013
Contractual Assets	136,263	309,721	108,919	484,614	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	553,097	0
Financial Assets	4,977,792	1,851,320	417,220	1,539,552	0	0	0
Hydrological risk	0	0	2,007	1,125	0	0	1,125
Others	282,232	743,837	93,495	405,148	82	133,211	159,466
TOTAL CURRENT ASSETS	8,505,849	7,589,347	2,300,889	6,092,039	94,236	1,529,840	1,392,311

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	269,484	0	0	242,522	0	0	242,522
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	206	39	100	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	200,311	678	1,993,052	0	0	65,775
Income Tax and Social Contribution	0	1,225,041	0	230,937	0	0	291
Derivative Financial Instruments	0	0	0	100,992	0	0	0
Reimbursement Rights	0	0	32,713	0	0	0	0
Guarantees and Linked Deposits	908,520	708,935	388,050	712,313	0	74,128	65,518
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	881,714	0
Contractual Assets	3,195,492	4,560,096	1,952,597	4,199,507	0	0	123,511
Financial Assets	15,550,309	8,383,178	1,878,713	3,966,549	0	0	0
Advance for equity participation	1,541	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	15,555	0	0	0	0
Others	162,633	59,996	229,024	845,232	0	1,676,898	367,637
TOTAL LONG-TERM ASSETS	20,116,998	15,625,585	4,497,369	12,291,204	0	2,632,740	865,254

INVESTMENTS	6,382,700	5,181,837	2,155,509	4,971,673	134,429	0	0

FIXED ASSETS, NET	6,303,993	2,024,310	3,548,561	8,375,275	7	12,391,482	2,617,461

INTANGIBLE ASSETS	279,228	133,903	84,168	163,017	2	98,410	5,868

TOTAL NON-CURRENT ASSETS	33,082,919	22,965,635	10,285,607	25,801,169	134,439	15,122,632	3,488,583

TOTAL ASSETS	41,588,768	30,554,982	12,586,496	31,893,208	228,675	16,652,472	4,880,894

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

ASSETS 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,607	118,001	33,437	4,098	23	8,706	13,981	66,252
Accounts Receivable, net	1,145,914	1,359,889	273,542	822,721	0	391,797	159,344	721,489
Financing and Loans - Principal	84	0	0	352,336	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0	0
Marketable Securities	684,930	1,089,603	818,124	434,554	87,140	103,486	43,841	3,152
Dividends Receivable	108,294	15,853	8,065	0	1,408	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	36,789	42,518	3,995	0	2,156	20,883	2,262	40,347
Income Tax and Social Contribution	1,246,963	790,760	22,933	313,207	61	13,149	0	0
Derivative Financial Instruments	0	0	0	140,405	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	48,458	0
Guarantees and Linked Deposits	0	34,897	669	0	0	0	0	26,188
Inventory	34,785	77,793	34,263	115,287	0	102,233	20,864	52,627
Contractual Assets	115,572	411,921	108,045	438,928	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	3,641,821	1,736,175	201,325	1,051,757	0	0	0	0
Hydrological risk	10,458	0	2,007	0	0	0	0	1,125
Others	307,172	724,936	91,200	197,416	82	63,830	4,209	172,828
TOTAL CURRENT ASSETS	7,405,389	6,402,346	1,597,605	3,870,709	90,871	1,242,911	292,959	1,125,551

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	266,852	0	0	0	0	9,187	0	276,164
Financing and Loans - principal	0	0	0	2,767,013	0	0	0	0
Marketable Securities	0	202	39	98	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	198,689	757	2,039,253	0	0	0	21,006
Income Tax and Social Contribution	0	1,258,550	0	191,627	0	0	0	278
Derivative Financial Instruments	0	0	0	151,315	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	849,362	704,469	293,567	662,228	0	72,312	55,551	61,603
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	840,550	0	0
Contractual Assets	3,194,880	4,346,334	1,949,739	4,121,998	0	0	0	131,325
Financial Asset	15,197,155	8,253,011	1,679,071	4,110,846	0	0	0	0
Advance for equity participation	1,541	66,200	113,515	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	16,558	0	0	0	0	0
Others	153,617	52,634	37,430	438,646	0	1,223,682	202,205	374,403
TOTAL LONG-TERM ASSETS	19,692,426	15,367,911	4,090,676	14,483,024	0	2,145,731	290,469	864,779

INVESTMENTS	6,456,004	5,127,176	2,063,039	4,964,416	141,545	0	0	0

FIXED ASSETS, NET	6,267,617	1,944,709	2,462,701	5,933,726	10	12,577,194	1,182,729	2,694,325

INTANGIBLE ASSETS	289,130	142,506	91,305	169,855	2	98,564	1,614	5,868

TOTAL NON-CURRENT ASSETS	32,705,177	22,582,302	8,707,721	25,551,021	141,557	14,821,489	1,474,812	3,564,972

TOTAL ASSETS	40,110,566	28,984,648	10,305,326	29,421,730	232,428	16,064,400	1,767,771	4,690,523

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

LIABILITIES 06/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	301,375	350,386	224,043	527,316	0	793,429	219,503
Financing and Loans - principal	1,366,414	172,908	468,432	1,726,874	0	736,167	400,590
Financing and Loans - charges	42,290	32,006	2,537	121,700	0	22,905	84,915
Debentures	3,215	15,033	14,435	24,785	0	0	0
Tax and Social Contributions	386,409	293,615	94,249	534,530	431	147,549	422,586
Current Income Tax and Social Contribution	730,101	931,508	11,615	250,410	122	174,248	167,100
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	0	0	0	0
Shareholders' Compensation	1,160,610	945,397	112,743	736,643	0	0	0
Estimated Obligations	270,299	349,108	137,368	436,164	438	109,919	10,202
Provisions for Litigations	0	1,299	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,888	126,748	25,307	0	0	3,822	0
Leasing (principal)	22,086	31	11,458	178,936	0	25,389	163,188
Leasing (charges)	(10,922)	0	(4,253)	(725)	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0
Concessions payable - Use of public property	1,730	0	2,818	0	0	0	0
Regulatory fees	77,363	42,367	75,610	347,797	0	24,699	50,455
Others	18,206	92,311	172,826	1,616,972	22,372	(1,420)	165,418
TOTAL CURRENT LIABILITIES	4,381,064	3,352,717	1,349,188	6,505,315	23,363	2,036,707	1,683,957

NON-CURRENT
Suppliers	685	0	135,549	0	0	0	0
Financing and Loans - principal	5,114,472	895,716	2,402,445	4,009,949	0	7,908,738	1,907,987
Debentures	1,227,066	132,064	100,534	169,880	0	0	0
Tax and Social Contributions	197,212	35,015	0	0	0	212	0
Income Tax and Social Contribution	3,200,266	1,783,465	115,291	0	6,962	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,670,310	0	0	0
Derivative financial instruments	0	0	0	4,422	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	331,134	0	0	0
Estimated Obligations	86,311	85,183	13,490	2,540	0	13,593	0
Provisions for Litigations	1,300,731	3,248,082	562,036	1,836,544	0	233,159	642,089
Provision for uncovered liability on invested companies	0	0	0	3,228	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,676,705	1,156,379	550,837	55,825	0	76,334	16,776
Leasing (principal)	161,169	2,050	66,148	639,152	0	19,036	639,152
Leasing (charges)	(49,326)	0	(25,415)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	21,283	95,844	0	0	0
Concessions payable - Use of public property	33,349	0	34,981	0	0	0	0
Regulatory fees	297,482	555,389	52	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,196,871	0
Advances for future capital Increase	68,805	0	144,750	0	0	850,000	0
Others	182,314	348,566	263,619	1,190,388	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,720,122	8,285,118	4,385,600	10,009,216	6,962	12,297,943	3,206,004

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	6,607,258	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	0	6,318,387	35,174	0	0
Additional Dividend Purposed	0	0	0	0	0	0	0
Accumulated profit/loss	2,306,380	1,250,793	268,872	(2,318,201)	31,212	(3,901,889)	(519,570)
Other Comprehensive Income	(3,107,216)	(1,716,299)	(169,016)	(197,772)	13,908	(387,547)	12,557
Minority shareholdings	870	21,393	(15,734)	0	0	0	0

TOTAL EQUITY	23,487,582	18,917,147	6,851,708	15,378,677	198,348	2,317,822	(9,067)

TOTAL LIABILITIES AND EQUITY	41,588,768	30,554,982	12,586,496	31,893,208	228,674	16,652,472	4,880,894

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

LIABILITIES 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	553,318	423,773	29,803	278,715	0	843,466	284,754	208,657
Financing and Loans - principal	1,571,517	189,986	429,682	405,568	0	768,565	13,230	295,322
Financing and Loans - charges	57,913	28,294	3,872	18,099	0	24,530	0	31,316
Debentures	543	10,923	16,682	17,220	0	0	0	0
Tax and Social Contributions	205,809	132,088	32,266	78,548	224	82,354	156,489	397,855
Current Income Tax and Social Contribution	1,466,998	716,136	92,309	126,275	313	0	0	130,701
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	763,284	1,175,647	40,714	1,412,820	0	0	110,774	0
Estimated Obligations	228,852	326,117	115,646	336,945	436	141,604	19,414	31,304
Provisions for Litigations	0	16,903	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,447	120,649	10,629	0	0	3,656	517	0
Leasing - principal	15,709	30	11,276	18,189	0	24,338	0	159,377
Leasing - charges	(11,205)	0	(4,415)	(1,389)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,710	0	2,749	0	0	0	0	0
Regulatory fees	90,242	153,743	41,285	267,244	0	29,672	1,400	44,025
Others	45,851	101,402	55,444	1,197,290	19,870	(958)	45,623	37,211
TOTAL CURRENT LIABILITIES	5,001,988	3,395,691	877,942	4,228,868	20,843	1,917,227	632,201	1,335,768

NON-CURRENT
Suppliers	1,588	0	0	0	0	0	16,555	0
Financing and Loans - principal	6,089,622	964,539	2,031,341	2,677,728	0	7,956,133	397,594	2,131,638
Debentures	450,000	139,399	99,792	180,491	0	0	0	0
Tax and Social Contributions	203,998	34,653	0	0	0	1,308	0	0
Income Tax and Social Contribution	2,584,672	1,662,708	349,174	0	11,846	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,596,808	0	0	0	0
Derivative financial instruments	0	0	0	5,000	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	369,262	0	0	0	0
Estimated Obligations	86,311	113,048	14,011	10,591	0	18,298	0	0
Provisions for Litigations	1,538,908	3,114,875	307,228	1,205,893	0	234,165	250,222	639,476
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,682,336	1,149,134	429,826	54,118	0	73,807	124,897	16,776
Leasing - principal	198,340	2,066	69,046	9,374	0	31,998	0	703,916
Leasing - charges	(55,763)	0	(27,003)	(197)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	0	95,844	0	0	0	0
Concessions payable - Use of public property	33,817	0	34,738	0	0	0	0	0
Regulatory fees	294,180	436,066	57	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,129,379	0	0
Advances for future capital Increase	67,684	0	0	0	0	700,000	12,763	0
Others	151,508	221,331	103,910	1,291,072	23,329	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,550,082	7,881,028	3,412,120	7,495,984	35,174	12,145,088	802,031	3,491,806

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	744,924	497,946
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	1,821,032	6,318,387	35,174	0	0	0
Additional Dividend Purposes	377,314	0	122,141	0	0	0	0	0
Accumulated Profit/Losses	0	0	0	0	0	(4,217,626)	(242,369)	(647,554)
Other Comprehensive Income	(3,107,215)	(1,673,994)	(272,091)	(197,772)	23,181	(387,547)	(169,016)	12,557
Minority shareholdings	849	20,663	(15,044)	0	0	0	0	0

TOTAL EQUITY	21,558,496	17,707,929	6,015,264	17,696,878	176,410	2,002,085	333,539	(137,051)

TOTAL LIABILITIES AND EQUITY	40,110,566	28,984,648	10,305,326	29,421,730	232,427	16,064,400	1,767,771	4,690,523

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	6,813,990	3,938,474	1,814,288	3,498,145	91	1,634,992	1,435,193

Electric Energy Supply (sell) - Generation	1,486,590	90,415	737,159	2,003,107	0	1,863,223	1,961,394
Electric Energy Supply - Generation	589,566	312,292	0	429,960	0	0	0
Short Term Electric Energy - Generation	37,818	202,060	11,215	188,184	0	0	40,132
Revenue from Operation and Maintenance - Renewed Lines - Generation	660,923	1,185,547	0	16,801	0	0	0
Revenue from Construction of Plants - Generation	19,171	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	770,092	369,461	334,441	207,033	0	0	0
Revenue from Operation and Maintenance - Transmission	79,690	234,776	111,053	118,543	0	0	12,099
RBSE Income	3,845,182	1,819,033	649,820	1,068,103	0	0	0
Revenue from Construction of Plants - Transmission	71,097	155,058	57,030	0	0	0	0
Financial – Return on Investment - Transmission	79,226	108,703	59,670	126,926	0	0	5,104
Other Revenues	13,065	9,988	28,689	207,722	91	14	0

Deductions to Operating Revenues	(838,430)	(548,859)	(174,789)	(868,234)	0	(228,245)	(583,536)

Operating Expenses	(2,292,396)	(1,765,451)	(1,210,174)	(1,800,382)	20,756	(1,145,952)	(1,089,322)

Personnel, Supplies and Services	(731,718)	(615,621)	(353,602)	(651,375)	(2,151)	(471,462)	(118,729)
Extraordinary Retirement Plan (PAE)	(535)	0	(113)	(1,947)	0	10,477	(1,947)
Energy Purchased for Resale	(623,001)	(182,010)	(284,384)	(32,508)	0	0	(57,512)
Charges upon use of eletricity network	(332,391)	(375,888)	(24,437)	(343,156)	0	(89,940)	(45,448)
Construction	(133,155)	(159,996)	(49,265)	(4,982)	0	0	(22)
Electric Energy production cost	(228,668)	0	(12,592)	(318,144)	0	(218,403)	(536,265)
Donations and Contributions	(22,508)	(4,273)	0	(3,197)	0	(126)	(484)
Depreciation and Amortization	(140,732)	(71,913)	(117,703)	(252,623)	(2)	(302,100)	(80,499)
Operating Provisions	169,501	(318,561)	(327,247)	(155,136)	23,327	(6,780)	(234,332)
Others	(249,189)	(37,189)	(40,831)	(37,314)	(418)	(67,618)	(14,084)

OPERATING RESULT BEFORE FINANCIAL RESULT	4,521,594	2,173,023	604,114	1,697,763	20,847	489,040	345,871

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	25,350	44,038	28,654	47,923	2,327	1,847	9,223
Income from Interest, Commission and Fees	12,782	0	0	0	0	0	0
Additional Interest on Energy	3,568	90,279	0	20,439	0	0	0
Monetary Adjustment Gain	89,581	23,839	0	53,210	0	1,557	0
Exchange Variation Gain	14,879	0	0	0	0	410	0
Fair value adjustment - RBSE gain	0	0	33	0	0	0	0
Gains on Derivatives	0	0	0	163,462	0	0	0
Other Financial Income	3,706	4,596	10,646	16,859	2	466,958	37,113
Debt Charges - financing and loans	(230,007)	(40,706)	(88,540)	(164,453)	0	(290,450)	(76,009)
Debt Charges - suppliers	0	0	(4,296)	0	0	0	0
Debt Charges - leasing	(5,827)	0	(2,306)	(86,354)	0	(2,181)	(171,775)
Charges on shareholders' funds	(20,011)	(74,225)	(1,953)	(24,371)	0	0	0
Monetary Adjustment Loss	8,535	(888)	(5,558)	(89,369)	0	(3,264)	(11,044)
Exchange Variation Loss	(134,896)	0	(189,335)	(149,138)	0	(104,956)	(11,221)
Fair value adjustment - RBSE loss	(550,805)	(557,998)	(53,077)	(203,726)	0	0	0
Loss on derivatives	0	0	0	(270,913)	0	0	0
Other Financial Expenses	(30,418)	(8,680)	(3,934)	(38,980)	(444)	(68,545)	(2,543)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(813,563)	(519,745)	(309,666)	(725,411)	1,885	1,376	(226,256)

RESULTS OF EQUITY METHOD INVESTMENTS	(112,295)	(21,778)	(31,025)	13,480	8,602	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	3,620,778	1,631,500	263,423	985,832	31,334	490,416	119,615

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(1,347,288)	(379,976)	203,094	(182,735)	(122)	(174,679)	8,369

RESULT BEFORE EQUITY PARTICIPATIONS	2,273,490	1,251,524	466,517	803,097	31,212	315,737	127,984

Minority Participation	21	0	690	0	0	0	0
NET INCOME FOR THE PERIOD	2,273,469	1,251,524	467,207	803,097	31,212	315,737	127,984

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

STATEMENT OF INCOME 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	4,411,908	2,238,078	1,090,770	2,276,125	8	1,516,963	171,093	1,399,694

Electric Energy Supply (sell) - Generation	2,063,630	18,042	428,321	918,884	0	1,728,708	188,034	1,927,512
Electric Energy Supply - Generation	366,804	316,722	0	448,842	0	0	0	0
Short Term Electric Energy - Generation	104,939	99,580	51,959	365,952	0	0	6,765	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	596,136	1,071,386	0	16,667	0	0	0	0
Revenue from Construction of Plants - Generation	13,148	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	775,093	561,967	329,585	216,076	0	0	0	0
Revenue from Operation and Maintenance - Transmission	80,013	157,845	123,674	116,679	0	0	0	0
RBSE Income	1,031,301	369,518	103,639	389,502	0	0	0	0
Revenue from Construction of Plants - Transmission	168,313	9,644	40,243	17,870	0	0	0	0
Financial – Return on Investment - Transmission	63,157	115,336	83,327	124,714	0	0	0	18,139
Other Revenues	8,175	11,115	72,365	204,792	8	22	1,674	0

Deductions to Operating Revenues	(858,801)	(493,077)	(142,343)	(543,853)	0	(211,767)	(25,380)	(546,465)

Operating Expenses	(2,354,925)	(1,852,153)	(649,801)	(1,537,722)	(5,088)	(1,152,947)	(277,029)	(853,191)

Personnel, Supplies and Services	(858,595)	(633,986)	(248,740)	(733,657)	(2,836)	(455,121)	(86,201)	(117,662)
Extraordinary Retirement Plan (PAE)	(20,347)	(32,909)	(17,523)	(82,161)	0	118	0	(1,987)
Energy Purchased for Resale	(394,086)	(137,353)	(181,979)	(54,195)	0	0	(112,776)	(99,348)
Charges upon use of eletricity network	(296,439)	(370,080)	(11,582)	(293,921)	0	(80,494)	(4,775)	(34,258)
Construction	(94,697)	(130,906)	(17,338)	(24,119)	0	0	0	0
Electric Energy production cost	(182,336)	0	0	0	0	(200,036)	(992)	(527,543)
Donations and Contributions	(22,763)	(17,063)	0	(4,715)	0	0	0	0
Depreciation and Amortization	(136,040)	(62,870)	(79,551)	(219,232)	(12)	(280,526)	(35,619)	(52,157)
Operating Provisions	(174,288)	(432,292)	(77,513)	(67,456)	(1,926)	(68,938)	1,162	(7,929)
Others	(175,334)	(34,694)	(15,575)	(58,266)	(314)	(67,950)	(37,828)	(12,307)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,056,983	385,925	440,969	738,403	(5,080)	364,016	(105,936)	546,503

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	24,494	27,228	31,221	55,458	3,158	2,347	1,969	8,819
Income from Interest, Commission and Fees	906	0	0	0	0	0	0	0
Additional Interest on Energy	7,938	67,372	0	86,354	0	0	0	0
Monetary Adjustment Gain	33,091	24,469	0	134,954	0	3,457	5	2,427
Exchange Variation Gain	359	0	41,587	29,406	0	52,867	4	0
Fair value adjustment - RBSE gain	1,236,133	657,246	0	107,268	0	0	0	0
Derivatives financial instruments	0	0	0	7,057	0	0	0	0
Other Financial Income	18,019	1,545	191,335	179	4	38,286	56	66,229
Debt Charges - financing and loans	(332,923)	(56,377)	(110,783)	(121,426)	0	(307,188)	(230,876)	(120,073)
Debt Charges - suppliers	0	0	(305)	0	0	0	0	0
Debt Charges - leasing	(148)	0	(2,505)	(2,430)	0	(2,678)	0	(160,981)
Charges on shareholders's funds	(21,212)	(13,022)	(3,568)	(57,706)	0	0	(3,215)	0
Monetary Adjustment Loss	(60,938)	852	(19,300)	(155,711)	0	(37,274)	0	(17,630)
Exchange Variation Loss	3,311	0	(34,025)	(30,188)	0	(14,788)	0	(364)
Fair value adjustment - RBSE loss	(388,537)	0	0	0	0	0	0	0
Losses on derivatives	0	0	0	(32,116)	0	0	0	0
Other Financial Expenses	(125,238)	(19,835)	(6,564)	(34,693)	(818)	(92,383)	(3,024)	(19,478)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	395,255	689,478	87,093	(13,594)	2,344	(357,354)	(235,081)	(241,051)

RESULTS OF EQUITY METHOD INVESTMENTS	(78,538)	46,563	(82,310)	51,912	(626)	0	0	0

OTHER OPERATING INCOME/EXPENSES	28,939	137,355	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,402,639	1,259,321	445,752	776,721	(3,362)	6,662	(341,017)	305,452

Income Tax and Social Contribution and Fiscal Incentives Revenue	(932,196)	(262,849)	(180,732)	(84,950)	0	(78,616)	0	(75,599)

RESULT BEFORE EQUITY PARTICIPATIONS	1,470,443	996,472	265,020	691,771	(3,362)	(71,954)	(341,017)	229,853

Minority Participation	2	0	(154)	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,470,441	996,472	264,866	691,771	(3,362)	(71,954)	(341,017)	229,853

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

CASH FLOWS 06/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	3,620,778	1,631,500	263,423	985,832	490,416	31,334	119,615

Depreciation and Amortization	140,732	71,913	117,703	252,623	302,100	2	80,499
Net monetary variations	(98,116)	(22,951)	5,558	36,159	1,707	0	11,044
Net exchange variations	120,017	0	189,335	149,138	104,546	0	11,221
Financial Charges	258,978	40,706	95,142	250,807	292,631	0	247,784
Financial Income - Concession Assets	(79,226)	(108,703)	(59,670)	(126,926)	0	0	(5,104)
Construction Income	(90,268)	(155,058)	(57,030)	0	0	0	0
RBSE Income	(3,845,182)	(1,819,033)	(649,820)	(1,068,103)	0	0	0
Result of equity method investees	112,295	21,778	31,025	(13,480)	0	(8,602)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	35,424	114,034	3,077	145,863	0	0	242,078
Provisions for litigation	(238,177)	141,511	33,831	15,990	(1,006)	0	(7,746)
Provision (reversal) for impairment of assets	0	0	(20,151)	0	0	0	0
Provisions (reversals) for onerous contracts	0	0	21,283	0	0	0	0
Impairment (reversal) of investment losses	0	(12,431)	0	0	0	0	0
Minor shareholders' share	(21)	0	0	0	0	0	0
Charges on resources from shareholders' compensation	20,011	74,225	1,953	24,371	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	107,451	0	0	0
Other adjustments before IR / CS (LAIR)	528,400	93,587	(312,214)	(84,888)	(191,881)	(22,956)	0
(Increase) decrease on operating assets/liabilities	396,026	329,753	(79,439)	231,212	(472,677)	481	(621,484)

Cash flows from Operating Activities	881,671	400,831	(415,994)	906,049	525,836	258	77,907

Payment of interest	(490,338)	(21,470)	(79,596)	(128,272)	(255,232)	0	(80,778)
Amounts received from allowed annual revenue	129,020	152,199	558,563	179,100	0	0	12,918
Receipt of Financial Asset Indemnities (RBSE/Ke)	1,624,422	1,009,725	181,239	520,879	0	0	0
Receipt of interest	13,530	0	0	0	0	0	0
Payment of income tax and social contributions	(781,433)	(292,715)	(84,411)	(243,990)	(154,156)	(122)	0
Payment of refinancing of taxes and contributions - principal	(9,596)	0	0	0	0	0	0
Receipt of financial asset compensation	29,659	0	2,641	0	0	413	0
Pension Plan Payments	(44,128)	(80,144)	(2,490)	0	(2,261)	0	0
Payment of legal provisions	0	(30,977)	0	(221)	0	0	0
Judicial Deposits	3,996	(24,061)	(34,556)	(18,064)	371	0	10,704

Net Cash from (used in) Operating Activities	1,356,803	1,113,388	125,396	1,215,481	114,558	549	20,751

Cash Flows from Financing Activities
Loans and financing	925,943	0	0	1,000,000	0	0	0
Payment of Loans and financing - principal	(1,410,423)	(92,631)	(193,330)	(832,014)	(119,568)	0	(60,016)
Payment of Shareholders Remuneration	0	(304,475)	0	(700,548)	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,338	0	150,000	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0
Others	(10,778)	151,957	26,534	(10,023)	0	0	0
Net Cash from (used in) Financing Activities	(495,258)	(245,149)	(35,458)	(542,585)	30,432	0	(60,016)

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	2,914	0	0	0	0	0	0
Acquisition of fixed assets	(183,154)	(144,354)	(17,257)	(26,682)	(108,868)	0	(3,589)
Acquisition of intangible assets	(3,335)	(13,163)	(385)	(584)	(7,404)	0	0
Capital investment in equity investments	(35,231)	0	(9,981)	0	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	(617,494)	(687,113)	(46,965)	(722,487)	8,462	0	(64)
Net Cash from (used in) investments activities	(836,300)	(850,630)	(74,588)	(749,753)	(107,810)	0	(3,653)

Net increase (decrease) in cash and cash equivalents	25,245	17,609	15,350	(76,857)	37,180	549	(42,918)
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	97,852	135,610	29,331	49,581	45,886	573	23,334
	25,245	17,609	15,350	45,483	37,180	550	(42,918)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 2Q20

Financial Information of the Subsidiaries

CASH FLOWS 06/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,402,639	1,259,321	445,752	776,721	6,662	(341,017)	(3,362)	305,452

Depreciation and Amortization	136,040	62,870	79,551	219,232	280,526	35,619	12	52,157
Net monetary variations	27,847	(25,321)	19,300	78,463	33,817	0	0	15,203
Net exchange variations	(3,670)	0	(7,562)	782	(38,079)	4	0	364
Financial Charges	432,352	56,377	113,593	123,856	307,188	196,331	0	281,054
Financial Income - Concession Assets	(63,157)	(115,365)	(83,327)	(124,714)	0	0	0	(18,139)
Construction Income	(181,461)	(9,644)	(40,243)	(17,870)	0	0	0	0
RBSE Income	(1,031,301)	(369,489)	(103,639)	(389,502)	0	0	0	0
Result of equity method investees	78,538	(46,563)	82,310	(51,912)	0	0	626	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	19,971	63,941	313	25,015	0	0	0	0
Provisions for litigation	273,321	117,279	75,418	44,225	29,689	(1,162)	0	7,929
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(161,372)	(180,528)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	0	0
Minor shareholders' share	(2)	0	0	0	0	0	0	0
Charges on resources from shareholders	21,212	0	3,568	0	0	3,215	0	0
Financial Instruments - Derivatives Net Income	0	0	0	25,059	0	0	0	0
Other adjustments before IR / CS (LAIR)	(854,779)	(98,612)	(637,984)	(122,868)	210,404	0	0	31,439
(Increase) decrease on operating assets/liabilities	(66,449)	(594,162)	(270,704)	(157,456)	(177,551)	60,521	27,336	(653,302)

Cash flows from Operating Activities	1,029,729	85,067	(323,654)	429,031	652,656	(46,489)	24,612	22,157

Payment of interest	(654,356)	(31,917)	(97,764)	(65,687)	(296,405)	0	0	(83,072)
Amounts received from allowed annual revenue	100,765	0	550,838	273,134	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	1,568,466	848,374	169,361	389,502	0	0	0	0
Receipt of interest	14	0	0	0	0	0	0	0
Payment of income tax and social contribution	(912,022)	(379)	(37,822)	(161,656)	(54,101)	0	0	0
Payment of refinancing of taxes and contributions - principal	(14,997)	0	0	0	0	0	0	0
Receipt of financial asset compensation	61,477	0	2,583	15,589	0	0	220	0
Pension Plan Payments	(24,715)	(41,149)	(2,904)	0	(2,187)	0	0	0
Payment of legal provisions	0	(3,301)	0	(41,624)	0	0	0	0
Judicial Deposits	7,070	(55,605)	88,630	(31,249)	19,875	(5,674)	0	200,601

Net Cash provided by Operating Activities	1,161,431	801,090	349,268	807,040	319,838	(52,163)	24,832	139,686

Financing Activities
Loans and financing	753,451	0	0	0	167,142	0	0	231,742
Payment of Loans and financing - principal	(1,213,742)	(234,594)	(171,016)	(117,117)	(123,944)	0	0	(52,924)
Payment of Shareholders Remuneration	(355,606)	0	(119,633)	(913,418)	0	0	(24,859)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	187,724	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	9,788	0	(225)	(125,521)	0	0	0	0
Net Cash provided by Financing Activities	(806,109)	(234,594)	(290,874)	(1,156,056)	43,198	187,724	(24,859)	178,818

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	169	0	0	0	0	0	0	0
Acquisition of fixed assets	(74,333)	0	(4,698)	(24,006)	(127,483)	(195,839)	0	(7,648)
Acquisition of intangible assets	(1,703)	(5,520)	(1,349)	(375)	(5,223)	0	0	0
Capital investment in equity investments	(58,805)	(64,071)	(15,884)	(65,154)	0	0	0	0
Investment for future capital increases	0	(15,022)	(45,260)	0	0	0	0	0
Sale of investments in equity interests	16,000	(137,356)	0	0	0	0	0	0
Others	(130,208)	(24,964)	(17,330)	439,956	(186,744)	0	0	(343,865)
Net Cash from investments activities	(248,880)	(246,933)	(84,521)	350,421	(319,450)	(195,839)	0	(351,513)

Net increase (decrease) in cash and cash equivalents	106,442	319,563	(26,127)	1,405	43,586	(60,278)	(27)	(33,009)
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	179,603	596,549	18,206	6,561	47,391	17,573	12	8,720
	106,442	319,563	(26,127)	1,405	43,586	(60,278)	(25)	(33,009)

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

CHESF

Result Analysis

The Company had, in 2Q20, a result 57% higher than that ascertained in 2Q19, going from a profit of R$ 651.8 million in 2Q19 to a profit of R$ 1,023.2 million in 2Q20 mainly due to the reasons described below.
Operating Revenue

The Net Operating Revenue, in 2Q20, increased by 143.7% compared to 2Q19, going from R$ 1,063.4 million in 2Q19 to R$ 2,591.7 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Generation	848,124	697,433	21.6
Energy supply to distribution companies	43,483	9,584	353.7	The variation is mainly due to the following reason: (i) increase due to the execution of sales contracts for the year 2020 (about 80 average MW), with an average sale price of R$ 206/MWh against the average price approximately R$ 188/MWh in the same period of 2019.
Supply	156,358	157,108	-0.5	The variation is mainly due to the following reason: (i) reduction in the period of about 83 average MW in the consumption of industrial customers reached by Law 13,182 / 2015 in 2Q20, in comparison with the same period of the previous year, due to technical problem occurred at the plants of two industrial consumers in the states of Alagoas and Bahia, from May/2019 and March/2020 to June/2020, respectively. As these are power reserve contracts, it should be noted that this reduction affects only the billing of the energy portion. The billing of the demand share remained at the same level.
Short Term Market (CCEE)	51,531	-5,821	985.3	The variation is mainly due to the following reason: (i) in 2Q20, revenues were affected due to an increase of approximately 80 average MW in contracted energy (variation reflected in the supply); and (ii) punctual accounting adjustment, in 2Q19, referring to the default record in previous periods (-R$ 72 million).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	596,752	536,562	11.2	The variation is mainly due to the following reason: (i) RAG's annual readjustment of around 9%, according to Aneel Homologatory Resolution No. 2,587/2019 (2019-2020 cycle); and (ii) the increase in generation in 2020, reflected in the indemnity income from CFURH and taxes of approximately R$ 16 million.
Transmission	2,019,528	612,377	229.8
O&M Transmission Lines renewed pursuant to Law 12,783/2013	148,341	267,326	-44.5	The variation is mainly due to: (i) anticipation of the adjustment portion that would be made in 12 installments as of July 2021, especially related to the anticipation of the EUST (charge for the use of transmission system) surplus in the 2019/2020 cycle, was discounted in three installments in 2Q20 (3 installments of R$ 21.6 million from April to June/20, totaling R$ 64.8 million), according to Aneel Order No. 1,106/202, due to Aneel's measures in the face of the COVID-19 pandemic; (ii) The other reduction effects can be attributed to the determination by IFRS15 of the enterprises associated with authoritative resolutions of CC 061/2001 and the projection of the receipt flow in accordance with the homologatory resolution published in July/2019 (R$ 80 million) . Despite the decrease in the corporate balance sheet, (iii) the regulatory RAP (Annual Allowed Revenue) grew 4.72% between the periods mentioned, causing an increase of R$ 18 million.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	121,488	81,195	49.6	The variation is mainly due to: (i) anticipation of the adjustment portion that would be made in 12 installments as of July 2021, especially related to the anticipation of the (charge for the use of transmission system) surplus in the 2019/2020 cycle, was discounted in three installments in 2Q20 (3 installments of R$ 3.4 million from April to June/20, totaling R$ 10.2 million), according to Aneel Order No. 1,106 / 202, due to Aneel's measures against the COVID-19 pandemic; offset by (ii) the incorporation of ETN R$ 15 million (11/01/2019) and TDG contracts in Chesf (5/12/2020) of R$ 3.5 million.
RBSE Income	1,605,128	202,901	691.1	The variation is mainly due to: (i) approval of the tariff review of the transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new RAP (Annual Allowed Revenue) these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE summarized: (a) Retrospective change of WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (e) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; (f) Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA. The impact on the result was R$ 1,176,143 thousand in June/20.
Transmission Construction Income	101,032	169	59,682.2	The variation is mainly due to: (i) construction margin determined by measuring IFRS 15 on construction costs between the compared dates, affected by the improvement in efficiency and performance in the delivery of projects in arrears and the anticipation of reinforcements in relation to anticipated terms, differences in investment calculation dates between periods and date differences in Aneel's resolution with recognition of investments expected to be concluded.
Income from Return of Investment in Transmission	43,539	60,786	-28.4	The variation is mainly due to the following factor: (i) changes in the registration of the remuneration on the financial asset as a result of projects between the compared dates, with emphasis on contract 61 authorizations.
Other Incomes	5,365	5,699	-5.9	The variation is mainly due to the following factor: (i) provision of services in the country.
Deductions to the Operating Revenue	-281,245	-252,092	11.6	The variation is mainly due to the following factor: (i) registration of CFHUR between the compared dates (+ R$ 14 million); (ii) increase in PIS/CONFINS between the compared dates, (+ R$ 24 million).
ROL	2,591,772	1,063,417	143.7

Operating Costs and Expenses

Expenses and operating costs, in 2Q20, decreased by 21.7% compared to 2Q19, from R$ 1,116.1 million in 2Q19 to R$ 873.4 million in 2Q20, with the variations listed below:

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-239,075	-249,854	-4.3	The variation is mainly due to: (i) decrease in compensation expenses (-R$ 11 million); (ii) decrease in overtime expenses (-R$ 5 million), offset by (ii) salary increase due to a collective labor agreement of 3.55% (ii) R$ 25 million in personnel expenses (without capitalized investments) due to investment delays which are reflected by delays in contracting and execution of works due to the pandemic as well as less investment in relation to 2Q19.
Supplies	-3,774	-9,343	-59.6	The variation is mainly due to: (i) reduction in expenses with office materials and job security (-R$ 0.4 million); (ii) reduction in the difference in the ICMS tax rate (-R$ 3.2 million).
Services	-55,366	-63,384	-12.6	The variation is mainly due to: (i) decrease in expenses with administrative services, (+ R$ 1.6 million); (ii) decrease in surveillance services, (+ R$ 1.5 million); (iii) drop in information technology services (+ R$ 1.8 million); (iv) decrease in travel expenses, such as tickets, accommodation and travel allowance (-R$ 5.2 million).
Other	-29,539	-41,464	-28.8
Donations and Contributions	5,096.0	-8,506.0	-159.9	The variation is mainly due to the following reasons: (i) in 2Q20, CEPEL values were reclassified to current assets (R$ 7.8 million), thus presenting a positive value in this period; (ii) in 2Q19, the amount was presented as a cost (R$ 6.9 million) due to the SAP-IU configuration.
Other Operating Expenses	-34,635	-32,958	5.1	The variation is mainly due to the following reasons: (i) insurance increase R$ 0.9 million; (ii) positive record of non-operating revenue of R$ 2.9 million in 2Q19, without comparison in 2Q20, due to a court order issued by the Federal Court of Pernambuco; (iii) decrease in rent and leasing expenses of R$ 2.2 million.
TOTAL PMSO	-327,754	-364,045	-10.0

Operating Costs - R$ Thousand	2Q20	2Q19	Variation (%)
Energy Purchased for Resale	-77,343	-75,273	2.7	The variation is mainly due to the following reasons: (i) a decrease in energy purchased of about 15 average MW compared to 2Q19 due to the seasonalization of existing purchase contracts; offset by (ii) an increase in the average purchase price from R$ 183/MWh (2Q19) to R$ 189/MWh (2Q20). The increase in the average price, despite the reduction in purchased energy, is justified by the increased participation in the purchase portfolio of higher priced contracts.
Charges for the Use of the Electricity Grid	-186,718	-187,081	-0.2	The variation is mainly due to the following reason: (i) increase in the Transmission System Use Charge in 2Q20 compared to 2Q19 is mainly justified by the readjustment of about 9% of TUST, determined by ANEEL Approval Resolution No. 2,586 / 2019 (2019-2020 cycle); offset by the fact (ii) in 2Q20 that there was a reduction in tax credits (PIS and Cofins), in the amount of R$ 19 million, without comparison in 2Q19.
Construction Expense	-80,875	-91,497	-11.6	The variation is mainly due to the following reason: (i) due to investments in the transmission system between the compared dates.
Depreciation and Amortization	-35,532	-31,459	12.9	The variation is mainly due to the following reason: (i) increase in the depreciation record in 2020, due to new fixed assets.
TOTAL OPERATING COSTS	-380,468	-385,310	-1.3

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Operating Provisions	2Q20	2Q19	Variation (%)	Analysis
Operating Provisions	-165,214	-366,823	-55.0	The variation is mainly due to the following reasons: (i) ADA - Allowance for Doubtful Accounts - (R$ 79 million in 2Q20), against (R$ 46 million, in 2Q19) mainly impacted by the update of accounts receivable; (ii) Contingencies (R$ 77 million) in 2Q20, impacted by the update factor K (R$ 31 million) and GSF (R$ 27 million), against (R$ 81 million) in 2Q19; (iii) Losses in investments (-R$ 12 million in 2Q20), against (R$ 387 million in 2Q19), impacted by the record of an expiry provision in 2Q19; (iv) GAG Improvement (R$ 22 million in 2Q20), against (R$ 33 million in 2Q19).

Financial Result - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Financial Income	85,878	714,714	-88.0
Income from financial investments	24,148	16,589	45.6	The variation is mainly due to: (i) increase in the amount of financial investments of the Company, due to the cash availability between the compared dates.
Additional interest on energy	46,586	40,187	15.9	The variation is mainly due to: (i) interest on the debt of Rio Doce Manganês (RDM protocol) in the amount of R$ 2.7 million; and (ii) interest on the debt with Ligas do Brasil in the amount of R$ 3.7 million.
Monetary adjustment gain	11,417	14,639	-22.0	The variation is mainly due to the following factor: (i) registration of monetary adjustment of Ligas do Brasil's debt in the amount of R$ 2.6 million.
Fair value adjustment - RBSE gain	0	642,471	-100.0	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory Wacc; (ii) Change in the regulatory WACC (Weighted Average Capital Cost) that increased from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating gains in 2Q19.
Other Financial Income	3,727	828	350.1	The variation is mainly due to the following reason: (i) registration of AVP (Adjustment to present value) on installments (renegotiated credit) of accounts receivable from Santana Têxtil in 2Q20 in the amount of R$ 3.4 million.
Financial Expenses	-569,228	-34,133	1,567.7
Debt Charges - Financing and Loans	-17,567	-15,351	14.4	The variation is mainly due to: (i) charges on debentures (due to the incorporation of ETN in November/2019); (ii) increase in loans caused by the incorporation of TDG in May/2020; and (iii) adherence to the BNDES 'Standstill, which allowed the non-amortization of debt installments in May and June.
Charges on shareholders' compensation	-8,806	-2,300	282.9	The variation is mainly due to the following factor: (i) registration of interest on remuneration to shareholders (dividends payable), resulting from the SELIC variation, with the balance payable until December 2020, of R$ 900 million, as approved at the General Meeting of Shareholders. In 2019, the total amount of dividends was paid in June.
Monetary adjustment loss	1,443	912	58.2	The variation is mainly due to the following factor: (i) monetary adjustment of the debentures in 2Q20 without comparison in 2Q19, due to the merger of Extremoz in 4Q19.
Fair value adjustment - RBSE loss	-541,624	0	-	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC (Weighted Average Capital Cost) that increased from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating gains in 2Q19.
Other Financial Expenses	-2,674	-17,394	-84.6	The variation is mainly due to the following reasons: (i) the R$ 8.1 million R&D balance correction recorded in 2Q19, being immaterial in 2Q20; and (ii) a fine on late tax payments of R$ 3.8 million in 2Q19.
Financial Result	-483,350	680,581	-171.0

Equity Interests (Equity) - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Equity Interests (Equity)	-81,414	13,654	-696.3	The variation is mainly due to the following reasons:
(i) Improvement in the negative result in SPE ESBR (R$ 8.8 million), due to the improvement in the result with CCEE and by the improvement in the remuneration of the concession assets; (ii) improvement in SPE SINOP's positive result (R$ 4.8 million), due to an improvement in net energy sales revenue;
				Compensated (iii) by the negative variation in the result of SPE Norte Energia (R$ 23.5 million), due to the FCE (Free Contracting Environment) contracts impacted by the lower PLD (Settlement Price of Differences) price resulting from the Covid pandemic, exposure resulting from uncontracting, beginning of the amortization of project financing finance and increase in the depreciation record, due to beginning of operation of GUs (Generation Units) in the 2nd semester 2019; (iv) negative variation of SPE IE Madeira (R$ 75.9 million) resulting from the record of judicial condemnation of the arbitration process against Toshiba, being R$ 114 million in costs and R$ 171 million in financial expenses; and (v) incorporation of SPE TDG by Chesf on May 12, now being consolidated by Chesf, with the effect of its equivalence in 2Q20 of R$ 11.6 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	-265,581	-271,551	-2.2	The variation is mainly due to the following factors: (i) movement of taxable profit, impacted by: (a) increase in expenses with energy purchased for resale of R$ 44 million in 2020 compared to 2019; (b) R$ 6 million increase in charges for use of the basic network; and (c) an increase of R$ 74 million related to remuneration charges paid to shareholders in 2020.
Deferred IR and CSLL	-134,246	229,047	-158.6	The variation is mainly due to the following factors: (i) RBSE update record in June 2020 in the amount of R$ 1.2 billion; offset by the fact that (ii) in 2019, the realization of the deferred liability was still being carried out under the full rate, 25% for the IRPJ, since the SUDENE tax incentive report was only published at the end of 2019 (example, contract 61/2001).
Tax Incentives	269,471	52,818	410	The variation is mainly due to the following factor: (i) publication of the SUDENE tax incentive reports at the end of 2019 also resulted in an increase in the registration of the respective tax incentive in 2020 in relation to 2019, in particular, the obtaining of the contract 61/2001 at the end of 2019.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

ELETRONORTE

In the analytical review below, Amazonas GT only has an impact on the equity interest item, since Amazonas GT has been an Eletronorte subsidiary since March 16, 2020.

Result Analysis

The Company had, in 2Q20, a result 57.5% higher that ascertained in 2Q19, going from a profit of R$ 341.4 million in 2Q19 to a profit of R$ 537.9 million in 2Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q20, increased of 21.8% compared to 2Q19, going from R$ 1,145.2 million in 2Q19 to R$ 1,394.3 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Generation	478,703	885,057	-45.9
Energy supply to distribution companies	248,131	450,734	-44.9	The variation is mainly due to the following reason: (i) decrease in ACR (Regulated Contracting Environment) revenue by 88% due to the termination of products from the 13th Auction - 2014/2019 and the 17th Auction - 2018/2019 and also due to the pandemic and its impacts on the energy market. These facts led to a reduction in both the volume of energy sold by 84% (from 447 MWavg to 73 MWavg) and the average price by 28% (R$ 175.00/MWh in the 2Q20 against R$ 242.28/MWh in 2Q19); On the other hand, there was: (ii) a 127% increase in ACL (Free Contracting Environment) sales to traders, 1,249 MWavg were sold in 2Q20 and only 551 MWavg in 2Q19, with marketed prices being 55% lower, R$ 80.97/MWh in 2020 and R$ 178.20/MWh in 2019, resulting in a 3% higher revenue, R$ 221 million in 2Q20 against R$ 214 million in 2Q19, but insufficient to offset the total reduction in supply.
Supply	206,532	231,237	-10.7	The variation is mainly due to the following reason: (i) a reduction of R$ 22 million in the billing of the contract with Albras due to a 17% drop in the average LME (London Metal Exchange) price (US $ 1,855.94 in 2Q19 compared to US $ 1,540.38 in 2Q20), partially offset by the 38% increase in the exchange rate (R$ 3.92/US $ in 2Q19 against R$ 5.39/US $ in 2Q20). These values directly influence the sale price of energy to Albrás due to the fact that the energy sale contract has a variable part that depends on both LME and dollar; (ii) a reduction in revenues of R$ 2.7 million from other customers due to the adjustment of the energy seasonal curve and volume of energy sales.
Short Term Market (CCEE)	15,691	193,909	-91.9	The variation is mainly due to the following reason: (i) the 17% increase in sales of bilateral contracts, from 1,884 MWavg in 2Q19 to 2,197 MWavg in 2Q20; (ii) the 31% reduction in the Seasonal Physical Guarantee (from 3,617 MWavg 2Q19 x 2,485 MWavg 2Q20), (iii) these facts meant that, in 2Q20, the Company was exposed in the Short-term Market (MCP) in 92 MWavg to an average PLD (Settlement Price of Differences) equal to R$ 49.59/MWh, in 2Q19 there was a surplus of 1,097 MWavg to be settled at the average PLD (Settlement Price of Differences) equal to R$ 56.32, which explains the increase in revenue in 1Q19.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,349	9,177	-9.0	The variation is mainly due to the following reason: (i) annual readjustment of RAG (approximately 0.34%), according to Aneel Homologatory Resolution No. 2,587/2019; and (ii) a reversal adjustment of R$ 775 thousand in April/19 due to the registration made in January/19 to adjust the accounting methodology of GAG Improvement (with a non-recurring effect on the Company's results).
Transmission	1,064,395	438,395	142.8
O&M Transmission Lines renewed pursuant to Law 12,783/2013	82,447	113,445	-27.3	The variation is mainly due to: (i) a reduction of approximately R$ 30.1 million, corresponding to the anticipation of the adjustment portion for the consumer according to Order 1,106/2020/ANEEL, which anticipated for the months of April, May and June 2020 the discounts that would only occur in the 20-21 tariff cycle, as a measure of contribution to the sector during the pandemic; (ii) increase in the RAP ratified for the 2019/2020 cycle (ReH 2,565 / 19), which contributed to the increase in revenue billed in 2Q20 by R$ 20 million; (iii) an increase of R$ 3.7 million in the PV (variable portion) discount (2Q19: R$ 3.1 million x 2Q20: R$ 6.8 million); (iv) recognition, as of the 2nd semester of 2019, of revenue related to small enterprises, with an impact in 2Q20 in the amount of R$ 1.15 million (Technical Note nº 0374/2019-SCT/ANEEL); and (v) a reduction of approximately R$ 14 million related to the increase in the amortization of contractual assets and amortization of RBSE.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	50,867	56,056	-9.3	The variation is mainly due to: (i) a reduction of approximately R$ 9.2 million corresponding to the anticipation of the adjustment portion for the consumer in accordance with Order 1,106/2020/ANEEL that anticipated for the months of April, May and June 2020, discounts that would only occur in the 20-21 tariff cycle, as a measure of contribution to the sector during the pandemic; (ii) a R$ 0.2 million reduction in the RAP value in relation to the 2018/2019 cycle; (iii) reduction of R$ 9.6 million in the PV (variable portion) discount (2Q19: R$ 9.6 million x 2Q20: R$ 0); and (iv) a reduction of approximately R$ 3.4 million related to the increase in the amortization of contractual assets.
RBSE Income	869,042	239,327	263.1	The variation is mainly due to: (i) approval of the tariff review of the transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new Annual Allowed Revenue ("RAP") of these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE summarized: (a) Retrospective change of WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (e) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; (f) Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA. The impact on the result was R$ 622.2 million in RBSE.
Transmission Construction Income	0	11,846	-100.0	The variation is mainly due to: (i) the fact that all investments made in the period are already reflected in the balance of contractual assets or do not yet have a RAP (Annual Alowed Revenue) approved by Aneel and, therefore, cannot be recognized in Assets.
Income from Return of Investment in Transmission	62,039	17,721	250.1	The variation is mainly due to the following factor: (i) in 2Q19, there was a reclassification to RBSE revenue in the amount of R$ 63.7 million, which did not occur in 2Q20. As a result, 2Q19 is much lower than 2Q20, while what was expected was stable revenue.
Other Income	107,406	104,260	3.0	The variation is mainly due to the following factor: (i) increase in revenue from CDE of R$ 8.4 million; (ii) increase in revenue from engineering services of R$ 5.2 million; (iii) increase in revenue from the provision of O&M services of R $ 2.2 million. On the other hand, there was a reduction in revenues from (iv) infrastructure sharing of R$ 5.6 million; (v) Sale of Materials of R$ 2.6 million; (vi) multimedia communication services of R$ 1.6 million and (vii) Proinfa revenue of R$ 0.8 million.
Deductions to the Operating Revenue	-256,150	-282,502	-9.3	The variation is mainly due to the following factor: (i) reduction of expenses with PIS/PASEP and Cofins of R$ 24.4 million, mainly due to the drop in generation revenue; (ii) R$ 3.9 million reduction in R&D expenses; (iii) a RGR reduction of R$ 2.5 million; and (iv) CFURH of R$ 2.1 million. On the other hand, there was an increase in expenses in (v) CDE: R$ 8.4 million.
ROL	1,394,354	1,145,210	21.8

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q20, decreased by 44.4% compared to 2Q19, going from R$ 756.5 million in 2Q19 to R$ 420.9 million in 2Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-209,027	-302,695	-30.9	The variation is mainly due to: (i) reduction of expenses resulting from the 474 employees joining the PDCs (Consensual Dismissal Plans) implemented by the Company as of July 2019 and, therefore, reduction of expenses such as: (a) social security: R$ 19.2 million; b) Salaries: R$ 15.8 million; c) Vacations: R$ 12.5 million; d) FGTS: R$ 12.3 million; e) Social charges: R$ 9.8 million; f) Health plans/E-Vida: R$ 8.6 million; g) Private pension: R$ 7.5 million; h) Dangerousness: R$ 5.0 million; i) Additional for length of service: R$ 4.4 million; j) Christmas bonus: R$ 1.9 million; k) Overtime: R$ 1.4 million due to OBZ (Zero-Based Budget) shares and greater rigidity in the concession; l) Function bonus: R$ 1.4 million and m) Commuting hours: R$ 1.0 million. Contribution to reversal of INSS and FGTS expenses totaling R$ 22.4 million, the highest recorded in 1Q20. On the other hand, there was: (ii) a 3.55% wage increase due to a collective labor agreement of 3.55%, (iii) a R$ 6.0 million increase in the provision for the vacation item, due to the anticipation of vacation during a pandemic, without cash disbursement as authorized by law to postpone said payment; (iv) increase in expenses with ticket meal in the amount of R$ 7.7 million due to accounting reclassification, where this account was accounted for in third party service.
				The expected savings target was R$ 94 million in 2Q20, of which R$ 69.3 million in 2Q20 was generated with the PDC (contracts' termination of 474 employees in 2019) and R$ 24.6 million expected with terminations planned for 2020, the which has not yet occurred due to judicial decisions. Although all items were reduced by R$ 93.6 million, R$ 22.4 million were reversed (non-recurring effect). The R$ 71.2 million reduction was below the expected target of R$ 94 million in 2Q20 for the reasons mentioned above.
Supplies	-7,263	-16,495	-56.0	The variation is mainly due to: (i) the supplies realization in 2Q20 is lower than 2Q19, with emphasis on: (a) non-recurring expenses with HVDC (High Voltage System) in the amount of R$ 1.2 million in 2Q19; (b) postponement of some maintenance that required travel by employees; (c) reduction of expenses with corporate supplies due to teleworking. On the other hand, there was a higher expense in 2Q20 with the construction of the Bridge in Itapuã do Oeste in the amount of R$ 2.6 million.
				It is worth mentioning that there is no forecast of a reduction with OBZ (Zero-Based Budget) initiatives for material in 2Q20.
Services	-47,049	-65,193	-27.8	The variation is mainly due to the reduction in expenses with: (i) Outsourced workforce: R$ 6.1 million, (ii) Expenses with building services: R$ 4.7 million; (iii) Mowing of access roads: R 1.7 million; (iv) Accommodation and Tickets: R$ 2.6 million; (v) Security and Surveillance: R$ 1.2 million; (vi) Institutional Advertising: R$ 1 million; and (vii) IT expenses: R$ 0.5 million. The expected reductions with OBZ in 2Q20 were R$ 2.1 million, this goal was exceeded and there was a reduction of R$ 5.4 million. In addition, a reduction of R$ 8.5 million due to the reclassification of expenses with meal ticket and R$ 4.1 million due to contingencies and reduced expenses with the pandemic.
Consensual Dismissal Plan/PAE (Provision)	0	8,694	-100.0	The variation is mainly due to the following reason: (i) the reversion of the cost in 2Q19 in the amount of R$ 8.6 million is due to the fact that a group of employees who had joined the dismissal plan to leave the Company managed to obtain an injunction to non-termination, with no counterpart in 2020.
Other	18,349	-24,493	-174.9
Donations and Contributions	-1,632	-3,984	-59.0	The variation is mainly due to the following reason: (i) reduction of R$ 2.5 million with contributions to CEPEL.
Other Operating Expenses	19,981	-20,509	-197.4	The variation is mainly due to the following reasons: (i) a reduction of R$ 21.7 million in court costs (reclassification of an account in the amount of R$ 21.3 million in 2Q20); (ii) a reduction of R$ 6.2 million with losses on the sale and deactivation of assets and rights; (iii) reduction of R$ 6.0 million with employees assigned, released and amnestied; (iv) reduction of R$ 5.9 million in TPP Araguaia; (v) a reduction of R$ 4.1 million with indigenous communities; (vi) reduction of R$ 3.2 million in insurance with hydrological risk, ended in Dec/2019; (vii) reduction of R$ 2.8 million in daily travel expenses, due to the entry into the SAP Single Instance, the expense was reclassified to Personnel in 2020); (viii) reduction of R$ 2.0 million in rent of properties for commercial purposes resulting from a tower, in the headquarters building, that is no more used by the company. On the other hand, there was an increase in the following accounts: (ix) an increase of R$ 5.5 million in leasing expenses resulting from IFRS 16; (x) an increase of R$ 3.7 million with operational risk insurance; (xi) an increase of R$ 3.5 million in vehicle rental, which contracting process began in the beginning of 2020 for fleet rental for operational purposes, replacing old vehicles with high maintenance costs.
TOTAL PMSO	-244,990	-400,182	-38.8

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Energy Purchased for Resale	-1,285	-3,634	-64.6	The variation is mainly due to the following reasons: (i) reduction of R$ 11 million with purchase at CCEE, of which R$ 235 thousand in 2Q20, against R$ 11.2 million in 2Q19 (effect of R$ 9.8 million due to the apportionment for agent termination at CCEE and R$ 1.1 million referring to the estimated energy purchase in Jun/19); (ii) purchase of energy from Sinop Energia in 2Q20 of R$ 1 million, the value of which was close to 2Q19; (iii) On the other hand, there was a reversal of energy purchased from Corpoelec non-recurring in the amount of R$ 8.6 million in 2Q19 (referring to the accounting adjustment for March, whose billing was pro rata), without registration in 2020, which contributed to a reduction in the amount of expenses in 2Q19. If there were no such reversal, the reduction in 2Q20 would have been greater, explained by the effects of item (i) above.
Charges upon use of electricity network	-160,855	-148,561	8.3	The variation is mainly due to the following reason: (i) the 5.2% readjustment in the tariff defined for the Tucuruí HPP in the 2019/2020 cycle (ReH 2,562 / 2019), which increased from R$ 6,009/KWh to R$ 6,323/KWh and the 5.3% readjustment in the tariff set for HPP Samuel in the cycle R$ 10.64/KWh to R$ 11.202/KWh. The impact on 2Q20 expenses was R$ 12.2 million.
Construction Expense	-3,329	-17,234	-80.7	The variation is mainly due to the following reasons: (i) low investment in 2020; and (ii) investments made up to June/20 are already reflected in the balance of contractual assets or do not yet have a RAP approved by Aneel and, therefore, cannot be recognized in Assets.
Depreciation and Amortization	-103,240	-109,649	-5.8	The variation is mainly due to the following reason: (i) the decrease in the depreciation cost is related to the reduction in the asset base over the past few years.
TOTAL OPERATING COSTS	-268,709	-279,078	-3.7

Operating Provisions - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
	92,705	-77,326	219.9	The variation is mainly due to the following reasons: (i) reversal of R$ 81 million in lawsuits, R$ 46 million in labor, with emphasis on reducing the value of the litigation with the Union of Labor of the Industry of the Civil Construction/RO in the amount of R$ 25 million and reversal of R$ 23.5 million resulting from an agreement to end the dispute with the aforementioned Union; (ii) provision of R$ 9 million in land and regulatory proceedings; (iii) ADA - reversal of 22 million referring to monthly payments made due to the renegotiation with the distributor Cemig; (iv) provision for GAG improvement of R$ 4.7 million for Coaracy Nunes; and (v) provision of third party services of R$ 12.7 million.

Financial Income - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Financial Income	199,012	249,547	-20.3
Income from financial investments	23,505	31,708	-25.9	The variation is mainly due to: (i) decrease in financial investments profitability due to the drop in the CDI rate, which is a reference for Eletronorte's financial investments; partially offset by (ii) the average balance of financial investments, which in 2Q20 was 44% higher than that observed in 2Q19 (R$ 988 million in 2Q19 and R$ 1,428 million in 2Q20). The main reason for the increase in the average balance in 2Q20 refers to the raising of funds for payment of debts that have not yet occurred in the period in the amount of R$ 370 million.
Additional interest on energy	12,579	54,815	-77.1	The variation is mainly due to: (i) a reduction of approximately R$ 20 million in interest on IRPJ and CSLL exclusively in 2019 (monetary adjustment of tax credits for payment of PIS/COFINS by using credits of IR/CSLL taxes, referring to the year 2016); (ii) a reduction of approximately R$ 22 million resulting from interest on late payment due to the renegotiation of credits with Roraima Energia, which took place in July, 2019.
Monetary adjustment gain	9,192	75,155	-87.8	The variation is mainly due to the following factors: (i) a R$ 63 million reduction in the credit update with the holding company in the amount of R$ 3.1 billion, due to the settlement of this credit as a counterpart to the acquisition of Amazonas GT, in March/20. (ii) On the other hand, there was an increase in expenses with PIS/Cofins (impacting on financial income) by R$ 3.3 million.
Exchange variation gain	0	-103	-100.0	The variation is mainly due to the following factor: (i) foreign exchange adjustment accounting in the contract with Corpoelec.
Gains on derivatives	153,259	7,057	2071.7	The variation is mainly due to the following reasons: (i) in net terms (gains and losses with derivatives), there was an increase of R$ 17.9 million in gains with derivatives (2Q19: R$ -6.8 million x 2Q20 : R$ 11.1 million). The positive variation observed in 2Q20 compared to 2Q19 is mainly due to the R$ 24.4 million increase in the expectation of the premium related to the Electro-Intensive Contract, mainly due to the lower variation in the LME (London Metal Exchange) price in the period (6% reduction in the LME in 2Q19 against a 3% reduction in LME in 2Q20) as well as the positive variation of the dollar (increase of 3% in the dollar in 2Q19 against an increase of 13% in 2Q20); (ii) Derivatives linked to the debentures object of the Concession Agreement 012/2009 project had a reduction of R$ 6.1 million mainly due to the negative variation in the valuation of the project reflecting the reduction in RAP due to the negative repositioning index (tariff review ) and increased concession expenses. Derivatives present gains and losses throughout the quarter, therefore, the valuation is carried out on a net basis in the period.
Other Financial Income	477	80,915	-99.4	The variation is mainly due to the following reasons: (i) an increase of R$ 6 million in the update of the balances of financial income on linked deposits; (ii) The 2019 accounting considers R$ 88 million referring to revenue from Adjustment at Fair value, in addition to expenses with PIS Cofins in the amount of R$ 7.8 million. Both Adjustment to Fair Value and PIS/Cofins, in 2020, started to be accounted for in 'Others' accounts, respectively, Adjustment to Fair Value and Monetary Adjustment Gain.
Financial Expenses	-399,923	-206,627	93.5
Debt Charges - Financing and Loans	-53,763	-59,503	-9.6	The variation is mainly due to: (i) settlement of a debt contract with Eletrobras in the amount of R$ 630 million in mid-May/20; and (ii) reduction in the CDI, IPCA, TJLP, indexes of most financing contracts.
Leasing charges	-383	-1,069	-64.2	The variation is mainly due to: (i) reduction of the balance derived from Leasing accounting (IFRS 16).
Charges on shareholders' compensation	-10,038	0	-	The variation is mainly due to the following factors: (i) reduction of charges by R$ 19.2 million (2Q19: R$ 29.2 million x 2Q20: R$ 10 million), mainly due to the reduction in the balance of dividends payable (2019: R$ 1.8 billion x 2020: R$ 1.4 billion); (ii) Additionally, the drop in the Selic rate contributed to the reduction in expenses. It is worth mentioning that the charges for 2019, in the amount of R$ 29.2 million, were recorded as passive monetary variation.
Monetary adjustment loss	-35,219	-112,268	-68.6	The variation is mainly due to the following factors: (i) In 2020, R$ 35 million were recorded for updating dividends linked to the PL, while in 2019 there was a reversal of accounting of R$ 68 million; offset by (ii) a reduction of R$ 151 million in the monetary adjustment of loans and financing, due to the settlement of contracts and reduced inflation. The amount reported for 2019 includes R$ 29.2 million referring to charges on shareholders' compensation.
Exchange variation loss	-25,269	1,676	-1607.7	The variation is mainly due to the following factor: (i) exchange rate devaluation occurred in the period and, as a consequence, there was an update of financing contracts indexed to foreign currency. In 2019, on the contrary, there was a small exchange rate appreciation.
Fair value adjustment - RBSE loss	-119,507	0	-	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC that increased from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating a gain in 2Q19.
Losses on derivatives	-142,182	-13,886	923.9	The variation is mainly due to the following reasons: (i) in net terms (gains and losses with derivatives), there was an increase of R$ 17.9 million in gains with derivatives (2Q19: R$ -6.8 million x 2Q20 : R$ 11.1 million) when comparing the periods. The positive variation observed in 2Q20 compared to 2Q19 is mainly due to the R$ 24.4 million increase in the expectation of the premium related to the Electro-Intensive Contract, mainly due to the lower variation in the LME price in the period (6% reduction in the LME in 2Q19 against a 3% reduction in LME in 2Q20) as well as a positive dollar variation (increase of 3% in the dollar in 2Q19 against an increase of 13% in 2Q20); (ii) Derivatives linked to the debentures object of the Concession Agreement 012/2009 project had a reduction of R$ 6.1 million mainly due to the negative variation in the valuation of the project reflecting the reduction in RAP due to the negative repositioning index (tariff review) and increased concession expenses. Derivatives present gains and losses throughout the quarter, therefore, the valuation is carried out on a net basis in the period.
Other Financial Expenses	-13,562	-21,577	-37.1	The variation is mainly due to the following reasons: (i) reduction of expenses with Adjustment to Fair Value RBSE, which, in 2Q20, started to be recorded in the account Adjustment to Fair Value (RBSE-expense) - reduction of R$ 13, 7 million; (ii) a reduction of R$ 2.6 million with interest and fines; offset by (iii) an increase of R$ 7.9 million with other financial expenses, of which R$ 7.8 million related to the updating of debts for the supply of oil for thermal generation at the time by Petrobras Distribuidora.
Financial Result	-200,911	42,920	568.1

Equity Interests - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Equity Interests	-31,481	13,282	-337.0	The variation is mainly due to the following reason: (i) SPE Norte Energia, which presented a negative variation of R$ 41 million compared to 2Q19, which can be explained by: a) the increase in costs with transmission charges in R$ 70 million, b) an increase in the depreciation account by R$ 164 million and c) an increase in expenses of the Financial Result by R $ 96 million, which reflect the HPP's commercial operation; (ii) BMTE with a negative variation of R$ 6 million due to the reduction in revenue with the cancellation of the Provisional Release Term as well as an increase in general and administrative expenses, since in 2Q19 there was a reversal of the provision of R$ 15 million. On the other hand, (iii) NBTE with an increase of R$ 5 million due to the improvement in the financial result and reversal of provisions to suppliers.

Income Tax and CSLL - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	-28,693	-107,379	-73.3	The variation is mainly due to the following factors: (i) increase of R$ 210.8 million in corporate income before IRPJ/CSLL; (ii) reduction of R$ 50.4 million (reduction in the item Adjustments of Other Income Other Results (CPC 47, Contractual Assets) in the amount of R$ 51.3 million; and increase in the item Indirect remuneration to administrators and third parties in the amount of R$ 0.9 million); (iii) increase in the reversal of provisions or losses, in the amount of R$ 82.6 million.
Deferred IR and CSLL	-224,354	-60,995	267.8	The variation is mainly due to the following factor: (i) an increase due to the deferral of RBSE (Ke) of approximately R$ 192 million, derived from the increase in the balance receivable arising from the approval by Aneel of revenues for the 2020/2021 cycle .
Revenue from Tax Incentives	50,053	65,042	-23.0	The variation is mainly due to the following factors: (i) reduction of R$ 12.4 million in the item Other Expenses (Law No. 6,404/1976, art. 187, IV); (ii) a reduction of R$ 3.7 million in Other Revenue (Law 6,404/1976, art. 187, IV); (iii) an increase of R$ 3.6 million due to positive results in equity interests; and (iv) an increase in the deduction of R$ 9.2 million resulting from gains on the valuation of assets or liabilities based on fair value (Decree No. 1,598/77, art.19 VI).

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had, in 2Q20, a result 145.5 % higher than that ascertained in 2Q19, going from a loss of R$ 191.9 million in 2Q19 to a profit of R$ 87.2 million in 2Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q20, increased by 7.9% compared to 2Q19, going from R$ 757.6 million in 2Q19 to R$ 817.4 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue	2Q20	2Q19	Variation (%)	Analysis
Generation	931,612	862,954	8.0
Energy supply to distribution companies	931,612	862,954	8.0	The variation is mainly due to the following reason: (i) In 2Q19: (a) Fixed Revenue of the Angra 1 and 2 Plants according to ANEEL Approval Resolution No. 2,509/2018 in the amount of R$ 852.3 million; and (b) an estimate of the excess portion of energy recognized in the amount of R$ 10.6 million; (ii) In 2Q20: Fixed Revenue from the Angra 1 and 2 Plants according to ANEEL Homologatory Resolution No. 2,661/2019 in the amount of R$ 931.6 million.
Other Income	0	22	-100.0	The variation is mainly due to the following factor: (i) non-recurring gain from inclusion in warehouse through inventory in 2Q19, which did not occur in 2Q20.
Deductions to the Operating Revenue	-114,123	-105,344	8.3	The variation is mainly due to the following factor: (i) proportional increase in the variation in Gross Operating Revenue;
ROL	817,489	757,632	7.9

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q20, decreased by 3.2% compared to 2Q19, going from R$ 571.5 million in 2Q19 to R$ 553 million in 2Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-120,764	-174,461	-30.8	The variation is mainly due to: (i) reduction related to the adhesion of 56 employees to the last Consensual Dismissal Plan (PDC), with the last contract terminations computed in April 2020, and the total estimated savings of R$ 6.4 million has not yet been fully paid due to: (ii) 3.55% in an increase granted to employees through ACT (Collective Labor Agreement) as of October/2019, with retroactive effects to May/2019; (iii) 1.5% average increase due to the promotion of a level advancement system (SAN) from October/2019 with retroactive effects to May/2019; It also contributes to the reduction of personnel, without relation to PDC, the following (iv) reduction in Dangerousness (R$ 3.0 million), Overtime (R$ 7.5 million), Social Security (R$ 7.4 million), considering the 2P15 stoppage in 2Q19, with no counterpart in 2Q20, resulting in higher expenses for these items in 2Q19 due to the stoppage at Angra II; and (v) R$ 7.6 million reduction in the use of the Healthcare Plan, in 2Q20 compared to 2Q19.
Supplies	-9,383	-12,037	-22.0	The variation is mainly due to: (i) costs of Angra 2 (2P15) stoppage in 2Q19, without a counterpart in 2Q20.
Services	-71,578	-76,910	-6.9	The variation is mainly due to: (i) services cost related to the stoppage in Angra 2 (2P15) entirely in 2Q19; (ii) considering that the 2P16 shutdown started on 6/22/2020, the costs of the Angra 2 shutdown (2P16) allocated to 2Q20 are related to the construction area and the mobilization for the shutdown, and the majority of the costs of this shutdown will be allocated to 3Q20.
Consensual Dismissal Plan/PAE (Provision)	5,670	8,490	-33.2	The variation is mainly due to: (i) reversals of the Healthcare Plan provisions of the employess who joined the PDCs (Consensual Dismissal Plan), partly due to the pandemic and lower demand for medical services.
Other	-21,900	-33,967	-35.5
Donations and Contributions	-20	0	-	Variation without relevant impact.
Other Operating Expenses	-21,880	-33,967	-35.6	The variation is mainly due to the following reason: (i) reduction of R$ 2.0 million in Taxes and Fees; (ii) judicial convictions in the amount of R$ 12.7 million occurred in 2Q19, with no counterpart in 2Q20; offset by (iii) indemnities in favor of Eletronuclear in civil lawsuits (other non-operating income) in the amount of R$ 3.7 million, occurred in 2Q19, with no counterpart in 2Q20.
TOTAL PMSO	-217,955	-288,885	-24.6

Operating Costs	2Q20	2Q19	Variation (%)	Analysis
Charges upon use of electricity network	-45,080	-46,374	-2.8	The variation is mainly due to the following reason: (i) increase in CUST (Transmission System Usage Contracts) as of July 2019 by 26% (R$ 7.5 million); offset by (ii) non-recurring adjustment in 2019 referring to the write-off of excess provisions in the amount of R$ 9.0 million.
Fuel	-116,704	-94,214	23.9	The variation is mainly due to: (i) in 2Q19, the consumption of Uranium Fissile Equivalent was 281.516 Kg Ueqv, against 297.975 Kg Ueqv in 2Q20, representing an increase of 6% due to the stoppage in Angra 2 ( 2P15) in 2Q19, with no counterpart in 2Q20; (ii) the average cost of refills in the compared period increased by 2.7% (the fuel cost for the month of May 2019, not included in the result due to the 2P15 stoppage is approximately R$ 20.6 million) .
Depreciation and Amortization	-152,621	-146,070	4.5	The variation is mainly due to the following reason: (i) increase in the asset depreciation base, which occurred in 2019 of R$ 453.6 million.
TOTAL OPERATING COSTS	-314,405	-286,658	9.7

Operating Provisions	2Q20	2Q19	Variation (%)	Analysis
	-20,708	3,952	-624.0	The variation is mainly due to the following reasons: (i) increase of ADA (Allowance of Doubtul Accounts) in the amount of R$ 2.7 million related to receivables from Eletronuclear from permission holders that use commercial spaces in residential villages; and (ii) updating of contingencies: labor, civil and environmental in the amount of R$ 17.4 million.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Financial Income	2Q20	2Q19	Variation (%)	Analysis
Financial Income	100,195	13,826	624.7
Income from financial investments	921	1,334	-31.0	The variation is mainly due to: (i) lower daily average values in cash investments; and (ii) reduction in profitability rates, especially SELIC.
Monetary adjustment gain	707	279	153.4	The variation is mainly due to the following factor: (i) higher updates of judicial deposits.
Exchange variation gain	2,462	653	277.0	The variation is mainly due to the following factors: (i) updating of liabilities with suppliers held in foreign currency (Euro), especially related to Angra 3, in the amount of EUR 57 million, due to the strong devaluation of the Real (R$) in the period. Accordingly, the net exchange variation (assets and liabilities) was -R$ 30 million.
Other Financial Income	96,105	11,560	731.4	The variation is mainly due to: (i) positive profitability of the Decommissioning Fund in 2Q20, in the amount of R$ 95.6 million, due to the dollar increase in the period (about 4.5%+). The Decommissioning Fund has positions in future dollar repurchase operations, and the variation in its profitability is extremely subject to these exchange rate fluctuations. In 2Q19, records of the same nature amounted to R$ 3.7 million, which generated a variation of R$ 91.9 million between the compared periods; (ii) in 2Q19, there was a non-recurring record of positive update on retroactive tax credits related to the Tax Optimization Project, in the amount of R$ 7.4 million, with no counterpart in 2Q20.
Financial Expenses	-208,506	-365,607	-43.0
Debt Charges - Financing and Loans	-142,915	-291,508	-51.0	The variation is mainly due to the following factors: (i) as of 2Q19, the maintenance of the Angra 3 Project was revised as a qualifying asset for the purposes of capitalizing costs with loans and financing. The Company expects to recover this procedure as soon as the Project returns to favorable conditions for its condition as a qualifying asset in accordance with the requirements required in Pronouncement CPC 20 (R1) - Borrowing Costs. Therefore, the total amount transferred in 2Q19 returned fully to the result, causing an increase of R$ 136.5 million in Debt charges; and (ii) in 2020, the Debt Charges for Angra 3 are already fully computed in the result.
Leasing charges	-1,028	-1,420	-27.6	The variation is mainly due to: (i) reduction of leasing liabilities as a result of amortizations between the compared periods. With the adoption of IFRS 16, the Company no more recognizes operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense and the exchange variation determined based on the financial liabilities of the lease agreements.
Monetary adjustment loss	1,560	-22,717	-106.9	The variation is mainly due to the following factor: (i) write-offs of revaluated judicial deposits.
Exchange variation loss	-31,755	0	-	The variation is mainly due to the following factors: (i) updating of liabilities with suppliers held in foreign currency (Euro), especially related to Angra 3, in the amount of EUR 57 million, due to the strong devaluation of the Real (R$) in the period. Accordingly, the net exchange variation (assets and liabilities) was -R$ 30 million.
Other Financial Expenses	-34,368	-49,962	-31.2	The variation is mainly due to the following reasons: (i) lower adjustment to the present value of the Decommissioning Fund (R$ 4.1 million) in 2020 compared to 2019; as well as (ii) reduction in other financial expenses (R$ 7.5 million); and (iii) reduction of fines and interest on taxes (R$ 3.6 million).
Financial Result	-108,311	-351,781	69.2

Income Tax and CSLL	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	-68,843	-26,194	162.8	The variation is mainly due to the following factor: (i) Result applied to taxable income for the period.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had, in 2Q20, a result 300% higher that ascertained in 2Q19, going from a profit of R$ 567.8 million in 2Q19 to a profit of R$ 2,270.6 million in 2Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 2Q20, increased by 108.6% compared to 2Q19, going from R$ 2,242.6 million in 2Q19 to R$ 4,678.1 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Generation	1,277,231	1,574,358	-18.9
Energy supply to distribution companies	611,404	1,022,286	-40.2	The variation is mainly due to the following reason: (i) In the RCE (Regulated Contracting Environment), the termination of the 2014-2019 Existing Energy Product caused a net drop in revenue of R$ 246 million, considering an average contracted quantity in 2Q19 of 317MWavg; (ii) higher sales in the Supply line, thus reducing the availability of energy for sale FCE Supply (Free Contracting Environment), representing a decrease of R$ 153 million; and (iii) seasonality of contracts, price readjustments (on average 4%) of the CCEARs and variation in the variable revenue of the Santa Cruz plant, represented a drop in revenue of R$ 13 million.
Supply	295,610	183,099	61.4	The variation is mainly due to the following reason: (i) adjustment of around 5% in the price of the current contracts of the Itumbiara Plant auctions, governed by Law 13,182/2015, specific to final consumers, resulting in an increase in revenue in approximately R$ 6 million; and (ii) new contracts that started supplying in 2020, positively impacted revenue by R$ 107 million.
Short Term Market (CCEE)	30,883	61,622	-49.9	The variation is mainly due to: (i) the variation of the energy allocated to Furnas in 2019 (and the consequent greater settlement at the CCEE - Electric Energy Comercialization Chamber) and the lower energy allocated in 2020 (and the consequent less settlement at the CCEE); (ii) In addition, the average PLD (Settlement Price of Differences) decreased by 43% (in 2Q19 it was R$ 131.41, while in 2Q20 it was R$ 75.43).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	328,557	297,820	10.3	The variation is mainly due to the following reason: (i) annual readjustment of RAG of approximately 11%, in accordance with Aneel Homologatory Resolution No. 2,587 / 2019, representing an increase in revenue of R$ 26 million in 2020; and (ii) the variation of CFURH and, consequently, of PIS/COFINS, which represented an increase in revenue of R$ 5 million.
Generation Construction Income	10,777	9,531	13.1	The variation is mainly due to: (i) the amount based on the investment made, therefore it is not comparable with past periods.
Transmission	3,795,146	1,097,657	245.7
O&M Transmission Lines renewed pursuant to Law 12,783/2013	388,192	418,670	-7.3	The variation is mainly due to: (i) the reduction due to the anticipation of the adjustment portion that would be made in 12 installments as of July 2020, according to Order nº. 1,414/20 - ANEEL, which anticipates for April, May and June/20 the discounts that would only occur in the tariff cycle 20-21 in the amount of R$ 66 million, being, on average, R$ 22 million/month; (ii) This effect was partially offset by the 13% readjustment related to the increase in the 2018/2019 and 2019/2020 cycle.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	36,186	39,250	-7.8	The variation is mainly due to: (i) the increase in the Variable Portion discount of approximately R$ 1.3 million, in addition to the financial effects of Order no. 1,414/20 - ANEEL, which anticipates for April, May and June 2020 the discounts that would only occur in the tariff cycle 20-21 in the amount of R$ 3 million, of which R$ 1 million/month; (ii) This effect was partially offset by the 20% adjustment related to the increase in the 2018/2019 and 2019/2020 cycle.
RBSE income	3,297,375	517,731	536.9	The variation is mainly due to: (i) approval of the tariff review of transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020. Consequently, it approved the new Annual Allowed Revenue (“RAP ”) of these concessions for the 2020-2021 tariff cycle which brought the following summarized changes: (a) retrospective change of WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) recognition of new investments in the 2013-2018 cycle; (c) revision of the O&M portion of the assets associated with the contract; (d) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (e) Incorporation of the payment of the controversial installment “Ke” that had been under judgment since 2017; (f) Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA. The impact on the result was R$ 2,669 million in RBSE.
Transmission Construction Income	33,755	83,598	-59.6	The variation is mainly due to: (i) The amount varies according to the investment foreseen in the contract, therefore it is not comparable with past periods, being mainly linked to a construction margin of 25.96%, based on in the financial calculation of the contract CT 062, RBNI, according to IFRS 15.
Income from Return of Investment in Transmission	39,638	38,408	3.2	The variation is mainly due to: (i) inflows from the contract CT 062.2001, RBNI, in accordance with IFRS 15. It is noteworthy that the variation in revenue is directly proportional to the balance of the asset.
Other Income	5,288	4,120	28.3	The variation is mainly due to: (i) the increase in revenue from communication services in 2Q20 (costumers: Telecomunicações Brasileiras and Eletrobras Participações).
Deductions to the Operating Revenue	-399,512	-433,512	-7.8	The variation is mainly due to: (i) the reduction of: (a) RGR R$ 10,082 and (b) PIS/COFINS by R$ 27,950.
ROL	4,678,153	2,242,623	108.6

Operating Costs and Expenses

Operating Costs and Expenses decreased 37.1% in 2Q20 compared to 2Q19, going from R$ 1,283.4 million to R$ 806.8 million, according to the reasons listed below:

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-245,986	-251,927	-2.4	The variation is mainly due to: (i) The expected decrease derived from PDC (Consensual Dismissal Plan), of R$ 23.6 million for the quarter, was impacted by the following points: (a) increase related to the recognition of the sponsor's contribution to the BD Plan, due to the new procedure adopted in 2Q20. Of this total, part is due to the adjustment of 1Q20 to this new procedure made only in Jun/20, which generated an impact of R$ 8.2 million, and part of it refers to the value of the quarter with this new recognition, in the amount of R$ 10.2 million; (b) an increase of R$ 4.2 million considering all the Vacation items (allowance, holidays and Bonus), due to the anticipation of Vacations during the pandemic, without cash disbursement as authorized by the legislation to postpone said payment; and (c) an increase of R$ 4.6 million in payments for labor claims.
				As a result, we saw a reduction lower than expected, highlighting that the other accounts impacted by the reduction in the staff presented a reduction in the amount of R$ 22.7 million in 2Q20. The reduction was also benefited by the increase in the item Activities Consumption (R$ 9.4 million), personnel allocated to activities and, therefore, allocated to investments.
Supplies	-6,449	-9,360	-31.1	The variation is mainly due to: (i) the perceived reduction in the items of Supplies (R$ 1.4 million) and ICMS - rate difference (R$ 1.2 million). Such reduction occurred, even though Furnas was not expected to be in the consolidated OBZ (Zero-Based Budget) savings of 2020, since it had already carried out OBZ in 2018.
Services	-118,945	-184,431	-35.5	The variation is mainly due to: (i) a reduction of 35.5%, mainly in the Fundação Real Grandeza Assistance-FRG (R$ 4 million), Travel/Accommodation (R$ 3 million) and outsourced workforce (R$ 58.8 million), due to the contract termination of 1,044 outsorced employees in 2019 (reduction of 1 in October/19, 49 in November/19; and 994 in December/19), which expected annual savings in 2020 is R$ 115.9 million - The savings expected for 2020 will be impacted by the accountability related to Dec/19 regarding days worked and contract terminations.
				In replacement of the aforementioned labor contract, Furnas contracted the provision of services with an annual cost in 2020 of R$ 42 million (some contracts are still in the bidding phase), and an effect of R$ 2.2 million in 2Q20.
Consensual Dismissal Plan/PAE (Provision)	0	-787	-100.0	The variation is mainly due to: (i) residual value of the PDC (Consensual Dismissal Plan) accounted in 2Q19.
Other	-79,075	-132,637	-40.4
Donations and Contributions	-7,688	-12,507	-38.5	The variation is mainly due to: (i) in June 2019, two payments were made regarding the statutory contribution to CEPEL (6th and 7th installments), which did not occur in June 2020.
Other Operating Expenses	-71,387	-120,130	-40.6	The variation is mainly due to: (i) reduction in the indemnities, losses and damages account in the amount of R$ 43 million because in Jun/19 the payment of the 1st installment of the Inepar Agreement in the amount of R$ 60 million occurred, but in 2020 there were only payments of the remaining installments (R$ 4.3 million/month); In addition, (ii) we highlight the reduction in the items Bank Guarantee, GSF Insurance, Rental Block C (OBZ initiative), which together are R$ 30.4 million; On the other hand, (iii) there was an increase in the Legal Costs - Fine Proc/Adm account in the amount of R$ 24 million, referring to the payment of fine penalties applied through Infraction Notices 'AI nº 013/2020-SFE-ANEEL', 'AI nº 014/2020-SFE-ANEEL' and 'AI nº 015 / 2020- SFE-ANEEL', taking advantage of the 25% discount for cash payments as established in paragraph 2 of article 38 of Normative Resolution nº 846/2019. The amount was provisioned as soon as we received the notification.
TOTAL PMSO	-450,455	-579,142	-22.2

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Operating Costs R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Energy Purchased for Resale	-197,352	-187,685	5.2	The variation is mainly due to the following reasons: (i) price adjustment of the current purchase contracts, representing an increase of approximately R$ 7 million; (ii) increase in the amount of current products, already provided for in the contract, increasing the value in 2020 by R$ 17 million; In addition, (iii) in 2Q20 the settlement scenario at CCEE was positive, causing a variation of R$ 14 million in negative settlement when compared to 2Q19.
Charges upon use of electricity network	-166,460	-146,965	13	The variation is mainly due to: (i) changes in the Tariffs for Use of the Transmission System, in accordance with ANEEL Approval Resolution No. 2,562 of 6/25/2019. Between quarters, some tariffs underwent significant readjustments, such as: Furnas HPP with 16.26% increase, Estreito HPP with 15.93% increase, Marimbondo HPP with 16.02% and Corumbá HPP with 13.37% increase . These increases were reflected in charges in 2Q20, causing the average increase seen between them.
Construction Expense	-46,047	-37,653	22	The variation is mainly due to: (i) the increase in expenses, after the recognition of revenue, in transmission contracts in the period. The 062/2001 contract registered in 2019 - R$ 28 million in investment against R$ 7 million in 2020.
Fuel	-88,288	-138,381	-36	The variation is mainly due to: (i) the variation in the generated energy of the Santa Cruz plant, which represented a smaller generation in the period of approximately 243,112 MWh in 2Q20 due to the low PLD (Settlement Price of Differences) scenario.
Depreciation and Amortization	-68,894	-70,030	-2	The variation is mainly due to: (i) the volume of investments made in the last 12 months increased the asset base.
TOTAL OPERATING COSTS	-567,041	-580,714	-2.4

Operating Provisions R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
	210,598	-123,583	-270.41	The variation is mainly due to the following reason: (i) In Contingencies there was a reversal of R$ 237.7 million due to the following reversals: (a) labor contingencies (R$ 57 million); (b) civil (R$ 77.2 million); (c) tax contingencies (R$ 32.8 million); (d) environmental and land contingencies (R$ 55 million); and (e) regulatory (R$ 15.7 million). On the other hand, (ii) ADA (allowance for doubtful accounts) of R$ 11.7 million and (iii) GAG Improvement of R$ 15.4 million.

Financial Income R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Financial Income	95,480	1,090,767	-91.2
Income from financial investments	12,677	15,595	-18.7	The variation is mainly due to: (i) reduction of the CDI rate from 3.07% to 1.78% in 2020 which remunerates our investments.
Income - financing and loans	6,364	971	-555.4	The variation is mainly due to: (i) amount receivable from Eletronuclear in the amount of R$ 5,450,351.31 in 2Q20 which balance of the principal receivable is R$ 269,484,341.95 in June/2020, transferred to the loans and financing group, which was not part of this group in 2Q19.
Additional interest on energy	767	5,680	-86.5	The variation is mainly due to: (i) decrease in Revenue from Charges for Electric Energy Comercialization Chamber (CCEE), in the settlement in the Short Term Market of approximately R$ 5,320 million.
Monetary adjustment gain	68,173	22,533	202.5	The variation is mainly due to: (i) monetary adjustment of judicial deposits in 2Q20, which amounted to approximately R$ 60.2 million, not occurring in 2Q19.
Exchange variation gain	2,433	-200	-1316.5	The variation is mainly due to: (i) an increase in foreign currency prices in the first half of 2020 in relation to the same period in 2019, mainly impacting the dollar energy account. In 2019: from R$ 3,897 to R$ 3,832 and in 2020: from R$ 5,199 to R$ 5,476).
Fair value adjustment - RBSE gain	0	1,037,397	-100.0	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory that went from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating gains in 2Q19.
Other Financial Income	5,066	8,791	-42.4	The variation is mainly due to: (i) transfer of the balance receivable from Eletronuclear of R$ 200 million due to the transfer to the group of loans and financing after signing the contract.
Financial Expenses	-451,638	-471,628	-4.2
Debt Charges - Financing and Loans	-93,089	-152,023	-38.8	The variation is mainly due to: (i) decrease in loan charges and expenses with FIDC and reduction of indebtedness of R$ 59 million due to the drop in CDI rates and debt swaps to CDI +1%.
Leasing charges	-2,981	-63	4631.7	The variation is mainly due to: (i) accounting for Leasing (IFRS 16), due to the addition of Furnas' new headquarters within the scope of IFRS 16 - Leasing in December 2019.
Charges on shareholders' compensation	-12,286	-17,456	-29.6	The variation is mainly due to: (i) base updated by SELIC, which decreased in the period (in 2019 - 0.52% / in 2020 - 0.28%) and (ii) in 2Q19 there was a retroactive adjustment of the additional dividend approved by the General Meeting of Shareholders - from January to March was R$ 6.7 million, while in 2Q20, the retroactive amount was R$ 3.8 million. This retroactive accounting is justified because the declared amount of dividends in the General Meeting of Shareholders, in both years, was higher than that predicted by the company at the end of the respective fiscal year.
Monetary adjustment loss	19,280	-35,705	-154.0	The variation is mainly due to: (i) lower variation in the indices of loans payable, Selic and IPCA.
Exchange variation loss	-25,733	5,975	-530.7	The variation is mainly due to: (i) increase in the foreign exchange rate in the first half of 2020 in relation to the same period in 2019, mainly impacting the loans payable in dollars.
Fair value adjustment - RBSE loss	-327,135	-222,720	46.9	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC that increased from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating gains in 2Q19.
Other Financial Expenses	-9,694	-49,636	-80.5	The variation is mainly due to the following reason: (i) reductions of: (a) Fine on Income Tax Collection (R$ 18,094); (b) Fine on CSLL Payment (R$ 5,956); (c) credit assignment expenses (R$ 7,267); and (d) SELIC interest (R$ 2,687).
Financial Result	-356,158	619,139	157.5

Equity Interest R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Equity Interests	-9,146	-119,148	-92.3	The variation is mainly due to the following reason: (i) positive impacts on:
(a) SPE Madeira Energia of R$ 111 million, mainly due to the reduction in provisions resulting from the realization of social and environmental expenses, variation due to the expenditure containment measures implemented by the Company and reduction in monetary updates due to the decrease in the inflation index of the period, 2.35% (Dec18-May / 19) vs. 0.99% (Dec19-May / 20);
(b) Mata de Santa Geneva of R$ 58 million, mainly due to the increase in Construction and Operation Revenue due to the new premises of its beginning of operation in 05/2019, lower operating expenses due to demobilization occurred in 2019 and a reduction in the number of employees/directors;
(c) Serra do Facão of R$ 14 million, mainly due to the reduction in the volume of Short-Term Energy purchases, the reduction in expenses with MSO (Supplies, Services and Others) due to the adaptation to the Coronavirus pandemic scenario and the reduction of Financial Expenses related to reclassifications for compliance with the PMSO / Coronavirus Pandemic criteria.

				On the other hand, (ii) there was a negative result in the SPE Interligação Elétrica do Madeira of R$ -96 million due to the increase in construction costs derived from the costs of R$ 114 million with the Toshiba Arbitration and from reduction in the Contractual Financial Revenue due to the negative IPCA in May and June 2020, when compared to 2019.
Other Operating Income/expenses- R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Other Operating Income/Expenses	0	28,939	-100.0	The variation is mainly due to: (i) gains of R$ 29 million in 2Q19 from the sale of SPEs Transleste, Transudeste and Transirapé, which were transferred to Eletrobras in lieu of payment to settle debts.

Income Tax and CSLL R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	-415,840	-408,750	1.7	The variation is mainly due to the following factor: (i) the difference from the Result before Income Tax (LAIR) 2020 is justified by the adjustments in the transmission asset. When calculating the Real Profit, this effect is canceled and the base remains unstable when compared to 2019. The taxable base is impacted by the Annual Allowed Revenue (RAP) stipulated by Aneel, which is the remuneration authorized to the transmission companies for the use of the facilities included in the transmission system. The indemnity portion of RBSE Furnas' assets represents 60% of all compensation. Furnas does not have a stock of tax losses from previous years, an important benefit that reduces the tax base. The adjustments that impact the corporate result of the Transmission asset (specifically the financial remuneration of RBSE, a financial asset subject to fair value) are excluded, since taxation is made on each receipt. RAP is considered a revenue only in the regulatory result. In the corporate ledger (Ledger is the registration in SAP, which can be two types: regulatory and corporate), it is transferred/canceled from the result to the financial asset. Thus, for tax purposes, as provided in art. 36 of Law No. 12,973 of 2014, it returns to make up the Real Profit, thus causing an increase in the effective rate and, consequently, a significant disbursement of IRPJ/CSLL.
Deferred IR and CSLL	-819,439	-511,527	60.2
Non-controlling Shareholders	5	0	-	The variation is mainly due to: (i) Result of SPEs Brasil Ventos and TGO.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

CGT ELETROSUL

Result Analysis

The Company had, considering its consolidated financial statements, in 2Q20, a result 1,129.5% higher that ascertained in 2Q19, going from a loss of R$ 44.3 million in 2Q19 to a profit of R$ 456.3 million in 2Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 2Q20, increased 83.8% compared to 2Q19, going from R$ 613.6 million in 2Q19 to R$ 1,127.8 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Generation	357,786	304,369	215,430	88,939	17.6
Energy supply to distribution companies	351,072	290,096	201,530	88,566	21.0	The variation is mainly due to the following reason: (i) provision for reimbursement for generation insufficiency in 2019 (unavailability) in the amount of R$ 54.3 million, to meet the inflexibility, given the overhaul at TPP Candiota while that in 2Q20 the reimbursement was approximately R$ 0.1 million; (ii) stability in FCE (Free Contracting Environment) revenues, the merger of the CGTEE and Eletrosul portfolios provided more energy for sale through short-term auctions, instead of being settled at CCEE. Although there was a 7% increase in volume via contracts, there was a drop in the average selling price of 8%, partially impacted by the lower PLDs (Settlement Price of Differences) in 2Q20 (R$ 75/MWh) compared to 2Q19 (R$ 131/MWh); and (iii) variation in prices in the regulated market due to a contractual adjustment by the IPCA, total of 2.1%.
Short Term Market (CCEE)	6,714	14,273	13,900	373	-53.0	The variation is mainly due to the following reason: (i) decrease in the volume of energy settled at CCEE, as mentioned above in supply; (ii) change in PLD (Settlement Price of Differences), which in 2Q20 was R$ 75/MWh, significantly lower than the PLD in 2Q19 of R$ 131 / MWh; and (iii) low generation of CGT Eletrosul's hydro plants due to the drought suffered in the South Region in 2020, leading to the receipt of energy via MRE (Energy Reallocation Mechanism) generating an expense within the mechanism of R$ 2.9 million in 2020 against a revenue of R$ 2.5 million in 2019 resulting in a difference of R$ 5.4 million. These factors were decisive for the reduction of the CCEE result.

Transmission	837,296	336,082	336,082	0	149.1
O&M Transmission Lines renewed pursuant to Law 12,783/2013	158,884	166,256	166,256	0	-4.4	The variation is mainly due to: (i) anticipation of the adjustment portion that would be made only in 12 installments as of July 2021, especially related to the anticipation of the EUST (charge for the use of transmission system) surplus in the 2019/2020 cycle, was discounted in three installments in 2Q20 (3 installments of approximately R$ 8 million from April to May/20, totaling R$ 25 million (ONS Credit Notices)); partially offset by (ii) the R$ 7.8 million increase via RAP (Annual Allowed Revenue) adjustment (IPCA), (iii) Adjustment installments (R$ 5.5 million); (iv) Variable Portion and Transfer CDE/CCE (R$ 2.3 million); and (v) Revenue from Improvements (R$ 2.1 million).
O&M Transmission lines not renewed pursuant to Law 12,783/2013	50,330	53,961	53,961	0	-6.7	The variation is mainly due to: (i) anticipation of the adjustment portion that would be made only in 12 installments as of July 2021, especially related to the anticipation of the EUST (charge for the use of transmission system) surplus in the 2019/2020 cycle, was discounted in three installments in 2Q20 (3 installments of approximately R$ 3.3 million from April to May/20, totaling R$ 10 million (ONS Credit Notices)); partially offset, mainly (ii) by the increase in the RAP (Annual Allowed Revenue) adjustment (IPCA/IGPM); plus (iii) the CDE/CCEE transfer (R$ 5.7 million).
RBSE income	594,394	51,945	51,945	0	1,044.3	The variation is mainly due to: (i) approval of the tariff review of the transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new RAP (Annual Allowed Revenue) these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE summarized: (a) Retrospective change of WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (e) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; (f) Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA. The impact on the result was R$ 519 million in the RBSE account.
Transmission Construction Income	4,079	32,717	32,717	0	-87.5	The variation is mainly due to: (i) improvements made in 2018 and 1S2019, which due to the absence of Aneel criteria, did not have revenue recognized in the respective periods. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million in investments for 5 years, starting in 2018, with Annual Allowed Revenue(RAP) of R$ 3.9 million, also retroactive. As a result, in June/2019 there was a retroactive recording of construction revenue for the improvement contract in the amount of R$ 15.0 million; (ii) in 2019, CCT 1101150011 projects were under construction, and in 2Q19 construction revenue for this unit was R$ 6.0 million; (iii) In 2Q20, revenue from the construction of Aneel's Authorizing Resolutions 7,151/2018 and 7,152/2018, due to the decrease in the projection for these resolutions, was negative (R$ 15.2 million), and the RAP projection was reduced due to the cost reduction expected for the execution of the projects of these units. The cost reduction was verified in 1Q20, however the reduction in revenue was verified only in 2Q20.
Income from Return of Investment in Transmission	29,609	31,203	31,203	0	-5.1	The variation is mainly due to the following factor: (i) amortization of contractual assets over the period.
Other Income	17,710	58,002	56,395	1,607	-69.5	The variation is mainly due to the following factors: (i) recognition of R$ 35.2 million in gains from the sale of SPE, inherent to the SPEs Etau and Uirapuru sold to Eletrobras in 2019 through the Lieu of Payment, and auctioned posteriorly; (ii) In June/19, there were non-recurring services of R$ 6.8 million referring to the preparation of studies and technical documentation for companies winning Aneel transmission auctions, and (iii) in 2020, there is a damming of contract billing (recurring revenue), mainly from telecommunications and O&M in the order of R$ 2 million (R$ 700 thousand/onth) due to the incorporation of Eletrosul by CGTEE, deriving from CGT ELetrosul. As a result, there was a need for fiscal adjustment of the new company, however some state agencies are suffering from poor service due to the pandemic, which is causing delay in the release of this bill.
Deductions to the Operating Revenue	-84,938	-84,784	-69,791	-14,993	0.2	The variation is mainly due to the following factor: (i) reduction in RAP (Annual Allowed Revenue) receipts in 2Q20 due to the apportionment of anticipation and lower revenue from services rendered, both of which are offset by the increase in generation revenue. Thus, regulatory revenue remained stable between periods.
ROL	1,127,854	613,669	538,116	75,553	83.8

Operating Costs and Expenses

Operating Costs and Expenses increased 52.4% in 2Q20 compared to 2Q19, going from R$ 494 million to R$ 753 million, accordinng to the reasons listed below:
	-753,023	-494,000	-360,394	-133,606	52.43
PMSO - R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Personnel	-109,616	-108,565	-103,168	-5,397	1.0	The variation is mainly due to: (i) the reflection of the 2019 PDC (Consensual Dismissal Plan), which expected savings were of R$ 10.8 million per quarter, according to the adhesion of 72 permanent employees of Eletrosul and reduction of 19 employees in the CGTEE staff, with emphasis on: (a) savings in dangerous work, overtime and effects on social charges and private pension due to the effects of COVID 19, approximately R$ 6,8 million in 2Q20. These effects were partially offset by: (ii) 3.55% salary readjustment in Oct/2019 (R$ 4.3 million) and retroactive to May/2019, (iii) 1% salary increase due to year anniversary (R$ 1.2 million), (iv) qualification of the CGTEE team in 2020 with an impact of 0.562% (R$ 730 thousand); (v) higher allocation of investment personnel in 2019, R$ 1 million), (vi) alteration of the CGTEE meal ticket accounting that in 2019 was in services item (R$ 760 thousand), (vii) expenses with personnel required for other companies of the group that in 2019 were recorded as Services (R$ 1.4 million), and (viii) in 2Q19, issues of allocation of expenses between Personnel and other expenses were regularized, with an impact of a reduction of R$ 9.6 million in the item of personnel in a punctual manner during that period.
Supplies	-22,388	-21,345	-1,669	-19,676	4.9	The variation is mainly due to: (i) readjustment of lime prices in 2Q20 of 3.27%; (ii) purchase of a conveyor belt in the amount of R$ 420 thousand in April/2020 for Candiota Plant. Material that has a useful life of 2 years. Regarding the OBZ (Zero-Based Budget) project, there was only one goal, originating from CGTEE related to Supplies, however it is related to stock treatment. The objective is to seek better stock management in order to reduce its size. This has an impact on the company's assets but none on the result.
Services	-34,154	-41,765	-30,316	-11,449	-18.2	The variation is mainly due to: (i) Administrative measures related to the OBZ (Zero-Based Budget) according to the PNDG 2019-2023 which had a goal of R$ 1.8 million in 2Q20 and exceeded, reaching a reduction R$ 3.2 million, with emphasis on: (a) decrease in classroom activities, reflection of COVID-19, especially in the travel and commuting items, which decreased by R$ 2.9 million compared to 2Q19; (b) due to COVID, service provision contracts related to building maintenance, cleaning, concierge, reception and drivers were renegotiated, implying a temporary reduction of 23% in these contracts (R$ 800 thousand in 2Q20) and (c) personnel expenses requested from other companies in the group that in 2019 was accounted for as Services (R$ 1.4 million). In addition to the above points, there was a change in the accounting for CGTEE meal ticket, which was recorded in Third Party Services. After the merger, this expense started to be recognized as Personnel expenses, which contributed to a reduction of R$ 0.8 million per quarter due to the change in allocation.
Consensual Dismissal Plan/PAE (Provision)	0	-4,168	-4,168	0	-100.0	The variation is mainly due to: (i) in 2019 there was a Consensual Dismissal Plan, with 53 employees joining until June 2019, of which 43 joined in the first quarter of the year and 10 joined in the second quarter of the year; (ii) The provision made is inherent to the financial incentive, as well as healthcare assistance for a period of 3 years.
Other	-23,792	-33,265	-6,217	-27,048	-28.5
Other Operating Expenses	-23,792	-33,265	-6,217	-27,048	-28.5	The variation is mainly due to the following reason: (i) CGTEE 2Q19 is increased by R$ 13.4 million, due to a record problem arising from the CGTEE's entry into SAP, therefore, disregarding this record , we would have an expense in 2Q19 of R$ 13.6 million and not R$ 27 million. Thus, disregarding this difference, there would be an increase of R$ 3.4 million, explained by (ii) loss in labor claims in amounts greater than the estimated provision. OBZ (Zero-Based Budget) target for 2Q20 is R$ 0.4 million and the reduction was R$ 0.1 million.
TOTAL PMSO	-189,950	-209,108	-145,538	-63,570	-9.2

Operating Costs R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Energy Purchased for Resale	-140,330	-152,581	-94,716	-57,865	-8.0	The variation is mainly due to the following reasons: (i) decrease in the energy purchased from Eletronorte as provided for in a contract from 135MW to 109 MW. In total, this reduction represents 7% of the energy purchased by the company, the effect is less in the values due to price differences between the contracts and the readjustment of the same; (ii) In addition, in June 2019 there was a provision for a negative result in the CCEE of R$ 3.3 million, which did not occur in 2020.
Charges upon use of electricity network	-12,134	-6,164	-5,971	-193	96.9	The variation is mainly due to the following reason: (i) CGTEE managed to cancel the concession contract 067/200 of TPP Presidente Médice with the regulatory body retroactive to 2015. Thus, the Company received a credit of charges in the use of paid systems, which made it possible not to carry out Phase C deductions of around R$ 2 million per month in the period between January and August 2019, which led to the lowest realization that year. The amount only started to be paid, on a recurring basis, as of September 2019.
Construction Expense	-26,851	-10,033	-10,033	0	167.6	The variation is mainly due to the following reason: (i) increase in the volume of transmission projects being built by the company in 2020 and which are linked to Aneel's authoritative resolutions and improvements made to the existing system.
Fuel	-26,395	-6,899	0	-6,899	282.6	The variation is mainly due to the following reasons: (i) fuel expenses were considerably lower due to the Overhaul carried out in 2Q19, as well as (ii) issues of value identification and allocation of expenses in Candiota, which accounting items were regularized in September/2019.
(-) Expenses recovery - Grant received	21,601	5,907	0	5,907	265.7	The variation is mainly due to: (i) fuel expenses were considerably lower due to the Overhaul carried out in 2Q19, as well as (ii) issues of value identification and allocation of expenses in Candiota, which accounting items were regularized in September/2019 that also affected grant registrations.
Depreciation and Amortization	-58,806	-54,060	-36,378	-17,682	8.8	The variation is mainly due to the following reason: (i) in May 2019, there was a reversal of depreciation from previous years of release (reduction of R$ 2.5 million in June 2019) and an increase of R$ 483 thousand in the 2Q20, (ii) there was a fixed asset of R$ 118.7 million between June/2019 and June/2020, which generated an accumulated depreciation in the quarter of R$ 1.1 million, and (iii) an increase of R$ 666 thousand, referring to the change in the method of depreciation of the right of use by IFRS 2016.
TOTAL Custos Operacionais	-242,915	-223,830	-147,098	-76,732	8.5

Operating Provisions R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Provisões Operacionais	-320,158	-61,062	-67,758	6,696	424.3	The variation is mainly due to the following reasons: (i) reversal of impairment at PCH Santo Cristo (small HPP) in the amount of R$ 20.2 million; (ii) recognition of loss due to inflexibility and availability of Candiota III in the amount of R$ 65 million due to plant shutdowns, inflexibility service will not be possible in 2020. The return is expected only in November. Therefore, the provision for the discount of fixed revenue for the following year was recognized; (iii) greater labor contingency in the amount of R$ 46.3 million; (iv) civil lawsuits R$ 7 million; and (v) registration of the amounts overpaid in RAP (Annual Allowed Revenue) in the 2018/2019 and 2019/2020 cycles due to RPT in the amount of R$ 224 million. The refund of the amount will occur in 36 installments from July/2020. In 2Q19, R$ 62.5 million was recorded in connection with the assignment of wind projects to SPE´s constituted by Eletrosul.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Financial Income R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Financial Income	18,659	182,352	181,307	1,045	-89.8
Income from financial investments	12,741	18,250	17,270	980	-30.2	The variation is mainly due to: (i) decrease in the update indices, such as the CDI rate, which from 2.01% in 2Q19, changed to 1.07% in 2Q20 (indexes accumulated in the period).
Monetary adjustment gain	0	5	0	5	-100.0	No relevant variation
Exchange variation gain	0	11,614	11,610	4	-100.0	The variation is mainly due to the following factors: (i) Within 2Q20, there was no exchange rate reduction that could led to a positive exchange rate variation in the quarter. In 2Q19, there was a devaluation in the foreign currency, bringing positive impacts on the debt balance, since the dollar variation decreased from R$ 3.90 to R$ 3.83 while the euro remained constant at around R$ 4 , 37. It should be noted that currently, of the total amount of debt that the company has, 25.61% corresponds to foreign currency (dollar and euro) in the amount of R$ 689 million.
Other Financial Income	5,918	152,483	152,427	56	-96.1	The variation is mainly due to: (i) there was a monetary variation on the supply of electricity in the amount of R$ 3.0 million in 2Q20; (ii) recognition in June/19 of R$ 4.6 million of financial income resulting from the sale of SPEs Etau and Uirapuru, carried out in 2018 with Eletrobras through the Lieu of Payment, and subsequently auctioned by it; and (iii) an increase of R$ 1.6 million in interest on judicial deposits and charges on the basic network.

Financial Expenses	-121,037	-215,255	-78,846	-136,409	-43.8
Debt Charges - Financing and Loans	-41,489	-187,095	-54,506	-132,589	-77.8	The variation is mainly due to: (i) capitalization of CGTEE contracts by Eletrobras in the amount of R$ 4.7 billion at the end of 2019, divided by R$ 1.4 billion for AFAC (Advances for Future Capital Increase) and R$ 3,3 billion in debt. CGTEE's charges only in 2019 amounted R$ 133 million, and (ii) reduction in the indices and rates used in calculating charges (CDI, TJLP, Selic).
Leasing charges - suppliers	-4,296	-155	-155	0	2,671.6	The variation is mainly due to: (i) the portioning of energy not paid by CGTEE to Eletronorte in 2019. The amount not paid in 2019 was divided in 36x and the interest in 2Q20 was R$ 4.2 million .
Leasing charges	-1,141	-1,620	-1,620	0	-29.6	The variation is mainly due to: (i) hiring of consulting service to study the impact of CPC 06; the result of this study was finalized in May 2019, therefore the rates used suffered adjustments that were recorded in 2Q19, with reflections to January 2019.
Charges on shareholders' compensation	-415	-4,755	-3,122	-1,633	-91.3	The variation is mainly due to the following factors: (i) a 50% reduction in the dividend balance to be distributed; and (ii) a significant reduction in the SELIC rate, from 6.50% per year in Jun/2019, for a rate of 2.25% per year in Jun/2020, which resulted in an update of R$ 945 thousand in 2Q20; and (iii) reversal in May/2020 of an update that occurred in 2019 in the amount of R$ 530 thousand.
Monetary adjustment loss	2,792	-9,278	-9,278	0	-130.1	The variation is mainly due to the following factor: (i) reduction of the IPCA between the periods, since in 2Q19, the IPCA corresponded to 0.71%, while in the same period of 2020, the index was of deflation in the value 0.41%, impacting the reduction in the monetary variation of existing debts. It is noteworthy that all monetary variation on debt is being recorded under this item.
Exchange variation loss	-41,918	-5,976	-5,976	0	601.4	The variation is mainly due to the following factor: (i) strong fluctuation of the dollar in 2Q20, going from R$ 5.20 to R$ 5.48, while euro increased from R$ 5.72 to R$ 6.15. In 2Q19, both foreign currencies remained stable. It should be noted that of the total amount of debt that the company has, 25.61% corresponds to foreign currency (dollar and euro) in the amount of R$ 689 million in 06/2020.
Fair value adjustment - RBSE loss	-40,074	0	0	0	-	The variation is mainly due to: (i) In 2020, the variation is explained by the difference in the discount rate between the measurement at amortized cost (operating result) and the fair value mark in which it considers taxes and charges on this component, in addition to the discount rate being similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC (Weighted Average Capital Cost) that increased from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 3.09% in June 2019, generating gains in 2Q19.
Other Financial Expenses	5,504	-6,376	-4,189	-2,187	-186.3	The variation is mainly due to the following reasons: (i) reversal of the update of CGTEE's AFACs of previous year with Eletrobras in the amount of R$ 9.8 million; and (ii) in 2019, CGTEE had, in the second quarter, charges paid on taxes and duplicates from suppliers due to the go-live of the new SAP.
Financial Result	-102,378	-32,903	102,461	-135,364	-211.2

Equity Interest R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Equity Interests	-16,396	-34,802	-34,802	0	52.9	The variation is mainly due to the following reason: (i) variation in the equity income of SPE ESBR, which among quarters, obtained a positive variation of R$ 13.8 million due to the improvement in its result, influenced by the lower exposure in Energy (Lower PLD in 2020) and lower charges on financing due to the reduction in TJLP, similar to SPE Teles Pires; and (ii) variation in SPE TSLE, which presented a balance of equity in 2Q20 of R$ 6.4 million higher than the same period in 2019. It should be noted that at the beginning of 2019, SPE TSLE presented non-recurring events which impacted its results in subsequent months due to extraordinary expenses related to the fall of the towers.

Income Tax and CSLL R$ Thousand	2Q20 [a]	2Q19 [b]	2Q19 Eletrosul	2Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Current IR and CSLL	-27,110	-36,621	-36,621	0	-26.0	The variation is mainly due to the following factor: (i) In 2019, CGTEE presented a loss, therefore, the number in 2019 refers only to Eletrosul, which presented a profit of R$ 149 million in that period. In 2020, the result with both companies as CGT Eletrosul was higher than that of Eletrosul in 2019, however this result was motivated by factors that impacted the deferred taxes. LALUR (Real Profit Calculation Book) in 2Q20 was R$ 76 million and the tax loss from CGTEE was R$ 32.6 million in the period.
Deferred IR and CSLL	227,299	-59,407	-59,407	0	-482.6	The variation is mainly due to the following factors: (i) In 2020, CGT Eletrosul recognized in June R$ 533 million resulting from the remeasurement of RBSE's financial assets. (ii) On the other hand, a negative R$ 223 million was recorded regarding amounts received in excess of RAP (Annual Allowed Revenue) in previous periods; (iii) R$ 65 million in inflexibility and availability at the Candiota plant due to the stoppage in June; (iv) registration of R$ 50 million in legal contingencies; and (v) registration of R$ 292 million deferred income tax and social contribution (assets) from CGTEE for previous periods.
Non-controlling Shareholders	141	-269	-269	0	152.4	The variation is mainly due to the following factors: (i) consolidation of the investee SPE Livramento.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

AMAZONAS GT

Amazonas GT, due to problems during the migration to SAP single instance, had its accounts impacted by bookings made in different items that occurred in 1Q19 and 2Q19. In 2Q20, these bookings are normalized, however, for comparative purposes, and a better explanation of the results of said Company, the adjustments in each account are detailed. In addition, it is important to clarify that this Financial Statement is for management purposes, as the Company has been a subsidiary of Eletronorte since March 16, 2020.

Result Analysis

The Company had, in 2Q20, an income 122.9% lower than the recorded in 2Q19, changing from a profit of R$ 98 million in 2Q19 to a loss of R$ 22.4 million in 2Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 2Q20, by 9.9% comparing to 2Q19, from R$ 641.4 million in 2Q19 to R$ 704.8 million in 2Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Generation	992,053	869,148	14.1
Energy supply to distribution companies	975,427	868,640	12.3	The variation is mainly due to the following reasons: (i) Considering the adjustments resulting from SAP (+ R$ 31.9 million) made in 2Q19, compared to 2Q20, we have an increase of 8%, approximately approximately R$ 78 million, justified by the following facts: (ii) due to price adjustments from R$ 1,497.00 Mw/h to R$ 1,544.00 Mw/h of energy purchased for resale of PIEs (Independent Producers) and natural gas, costs that are passed on to energy supply contracts to Amazonas D, there was an increase of 9% in revenue, corresponding to approximately R$ 44 million; (iii) entry of TPP Coari in Jan/2020, which represents an increase of approximately R$ 25 million; (iv) HPP Balbina represented an increase of approximately R$ 16 million due to seasonality; partially offset by (iv) the reduction of approximately R$ 7 million in TPP Mauá 03 due to seasonality.
Short Term Market (CCEE)	16,626	508	3,173	The variation is mainly due to the following reason: (i) Considering the adjustments resulting from SAP (-R$ 508 thousand) made in 2Q19, in relation to 2Q20 we have an increase of 100% approximately R$ 16 million, mainly justified by performance of TPP Mauá 03, in response to ONS orders to meet the demands of the SIN, which has been operating at full load, making an increase of approximately R$ 16 million.
Transmission	8,141	7,806	4.3
O&M Transmission lines not renewed pursuant to Law 12,783/2013	5,630	-3,722	-251.3	The variation is mainly due to: (i) considering the adjustments made in 2Q19 (-R$ 6.3 million), we have an increase of R$ 1.9 million, which is due to: (ii) disallowance related to overpayment during the 17/18 cycle. In 2Q20, the realization is within the expected recurring.
Transmission Construction Income	0	-4,401	-100.0	The variation is mainly due to: (i) a 100% reduction, since we do not have a forecast of investments in transmission for the year 2020.
Income from Return of Investment in Transmission	2,511	15,929	-84.2	The variation is mainly due to the following factors: (i) considering the SAP adjustments (-R$ 13.1 million) made in 2Q19, compared to 2Q20 we have an increase of approximately 8% R$ 229 thousand due to: (ii ) reduction in the balance of contractual assets due to the non-realization of investments.
Other Incomes	13	0	-	The variation is mainly due to the following factors: (i) accountings referring to the receipt of rent for Social Security Foundation E-vida started to be accounted as of January/2020, approximately R$ 4 thousand; (ii) reclassification of R$ 8,500 to financial income from supplier note disallowance.
Deductions to the Operating Revenue	-295,383	-235,544	25.4	The variation is mainly due to the following factors: (i) considering the SAP adjustments (-R$ 7.3 million) made in 2Q19, in relation to 2Q20 we have an increase of 22%, approximately R$ 52 million, due to : (ii) increase of R$ 19.3 million with payment of ICMS; (iii) R$ 16.7 million in ICMS provisions for CCEAR at TPP Aparecida; (iv) increase of R$ 10 million in Cofins; (v) increase of R$ 3.6 million in the Aneel inspection fee; and (vi) an increase of R$ 2.2 million in PIS.
ROL	704,823	641,410	9.9

Operating Costs and Expenses

The Operating Expenses and Costs, in 2Q20, increased by 53.7% compared to 2Q19, from positive R$ 425.3 million to negative R$ 653.7 million, presenting the variations listed below:

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-24,031	-44,176	-45.6	The variation is mainly due to: (i) Considering the adjustment (-R$ 12 million) made in 2Q19, compared to 2Q20, we have a reduction of 25% and R$ 7 million, due to; (ii) 55 dismissals after 2Q19 of approximately R$ 6.5 million, 55% above the expected target with the PDC, which was approximately R$ 4.2 million. In addition, (iii) there was a reduction in overtime of approximately R$ 400 thousand; and (iv) a reduction in hazardous work, approximately R$ 460 thousand, both considered in the OBZ (Zero-Based Budget) project initiatives.
Supplies	-2,326	-1,758	32.3	The variation is mainly due to: (i) considering the SAP adjustments (-R$ 154 thousand) made in 2Q19, compared to 2Q20 we have an increase of 22%, approximately R$ 420 thousand, justified by: ( ii) acquisition of lubricating oil by TPP Aparecida in the amount of approximately R$ 370 thousand; and (iii) purchase of medication and disposables for the Hospital de Balbina, referring to the 1st COVID test lot, totaling approximately R$ 107 thousand.
Services	-23,648	-22,631	4.5	The variation is mainly due to: (i) considering the adjustments in SAP (-R$ 471 thousand) made in 2Q19, compared to 2Q20, we have an increase of 2%, approximately R$ 546 thousand, due to: (ii) contracting services for administrative support; (iii) leasing of labor from the operator of the Water Treatment Plant to HPP Balbina; (iv) warehouse service; and (v) rental of medical labor for the medical clinic of Balbina in the amount of R$ 600 thousand.
Consensual Dismissal Plan/PAE (Provision)	-1,947	-1,987	-2.0	The variation is mainly due to: (i) difference in the number of dismissals between the two periods, with 10 employees occurring in 2Q20 versus 4 dismissals in 2Q19. Initially, all AMGT terminations would be carried out and accounted for in December/2019, however, given the need to transfer knowledge, some terminations were authorized to occur in April/2020 and accounted for in the same period.
Other	-6,700	-84,727	92.1
Donations and Contributions	-196	0	-	The variation is mainly due to the following reason: (i) the CCEE payments of R$ 196 thousand in 2Q20 without a counterpart in 2Q19.
Other Operating Expenses	-6,504	-84,727	92.3	The variation is mainly due to the following reasons: (i) considering the adjustments in SAP (+ R$ 77.8 million) in 2Q19, made basically due to the listing of the difference in the regulatory and contractual price of the natural gas carried out in 1Q19 and subsequently reclassified to the CCC expense recovery account in relation to 2Q20, we have a reduction of 5% or, approximately, R$ 340 thousand. Thus, the variation is due to: (ii) the reduction of IOF on foreign exchange contracts of approximately R$ 300 thousand.
TOTAL PMSO	-58,651	-155,279	62.2

Operating Costs - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Energy Purchased for Resale	-28,407	-73,881	-61.6	The variation is mainly due to the following reasons: (i) Considering the SAP adjustments (+ R$ 17 million) made in 2Q19, compared to 2Q20, we have a 50% reduction, approximately R$ 27 million, due to: (ii) R$ 22 million related to the PIE's (Independent Producer) note from Mar/2019 released in April 2019 (non-recurring) and later reversed in July/19, (iii) readjustment in Leasing, which represents a reduction in 2Q20 of approximately R$ 5 million.
Charges upon use of electricity network	-22,260	-24,242	-8.2	The variation is mainly due to the following reasons: (i) considering the adjustments (R$ 1,000) made in 2Q19, compared to 2Q20, we have an 8% reduction of approximately R$ 1.9 million, which is justified by the following factors: (ii) the PIE's incidental expenses related to Feb/19 and Mar/19 recorded in April/19 (non-recurring) of R$ 4 million; and (ii) EUST accounting for HPP Balbina started to be paid as of October 2019, approximately R$ 2 million.
Construction Expense	0	4,401	-100.0	The variation is mainly due to the following reason: (i) in 2Q20, there were no works to reinforce and improve transmission.
Fuel	-577,591	-579,385	-0.3	The variation is mainly due to: (i) considering the SAP adjustments (-R$ 33 million) made in 2Q19, compared to 2Q20, we have a 6% reduction of approximately R$ 36 million, which is justified by: (ii) exit from the rental companies (PIES) in July/2019, due to the completion of the expansion works of SS-Manaus and Jorge Teixeira, which represents a variation of approximately R$ 36 million.
(-) Expenses recovery - Grant received	259,445	432,068	-40.0	The variation is mainly due to: (i) considering the adjustments in SAP (-R$ 64 million) made in 2Q19, basically due to the listing of the difference in the regulatory and contractual price of natural gas made in the 1Q19 reclassified from other expenses, in relation to 2Q20, we have a reduction of 29%, approximately R$ 107 million, due to: (ii) exit from rental companies (PIEs), which represents a reduction of approximately R$ 60 million with the receipt system service charges (ESS); (iii) the reduction in gas consumption at the plants, mainly due to the alteration of the TPP Aparecida contract, CCVEE - OC 87.495/13 to CCEAR 34.163/14, according to MME Ordinance No. 855/2018 with a reduction of inflexibility from 150 to 75 MWh, representing a reduction of approximately R$ 62 million; offset by (iv) the entry of TPP Coari which increases the recovery by approximately R$ 17 million.
Depreciation and Amortization	-40,242	-25,456	58.1	The variation is mainly due to the following reason: (i) considering the SAP adjustments (-R$ 611 thousand) made in 2Q19, in relation to 2Q20 we have an increase of 54% approximately R$ 14 million which is justified by the depreciation of unitized assets of Mauá 03 in December/2019, which represents an increase of approximately R$ 14 million.
TOTAL OPERATING COSTS	-409,054	-266,495	53.5

Operating Provisions - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
	-186,087	-3,574	5,106.7	The variation is mainly due to the following reason: (i) Considering the SAP adjustments (-R$ 391 thousand) made in 2Q19, in relation to 2Q20 we have an increase of approximately R$ 182 million, which is justified by the following factors: (ii) ADA (Allowance for Dobtfu Accounts) referring to the default of CCVE contracts with Amazonas Distribution Company of R$ 193 million; (iii) reversal of R$ 9 million (balance sheet) for regulatory contingency due to the revaluation of Aneel's fines processes; offset by (iii) a R$ 2.5 million reduction in labor provisions due to the update of the risk levels of the lawsuits.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

Financial Income - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Financial Income	20,182	73,849	-72.7
Income from financial investments	4,049	6,431	-37.0	The variation is mainly due to: (i) considering the SAP adjustments (+ R$ 2.4 million) made in 2Q19, compared to 2Q20 we have a 54% variation, approximately R$ 4.7 thousand, the variation is mainly due to: (ii) reduction of the minimum value of the guarantee account of the gas supply contract, added to the low yields in investment funds, representing a decrease of approximately R$ 4 million in earnings; and (iii) termination of the supplier guarantee account 'Poupança Bradesco', which represents a reduction of approximately R$ 600 thousand.
Monetary adjustment gain	0	1,189	-100.0	The variation is mainly due to the following factor: (i) updates of civil judicial deposits for the year 2019 without counterpart in 2Q20.
Other Financial Income	16,133	66,229	-75.6	The variation is mainly due to the following factor: (i) considering the SAP adjustments (-R$ 31.4 million) made in 2Q19, compared to 2Q20 we have a 54% reduction, approximately R$ 18.6 million, which occurs due to the following factors: (ii) accounting in 2Q19 of interest and arrears correction referring to overdue invoices and unpaid invoices in 2019 of CCVE contracts with Amazonas Distribuidora in the amount of R$ 11 million. Subsequently, the signing of the Debt Confession contract, which took place in September/2019, reduced these amounts; and (iii) a reduction of approximately R$ 7.5 million due to the change in the accounting method of QPNR (amount paid and not withdrawn referring to natural gas), which in December 2019 started to be registered as an asset in compliance with the provisions of the contract .
Financial Expenses	-138,277	-171,906	-19.6
Debt Charges - Financing and Loans	-37,512	-66,089	-43.2	The variation is mainly due to: (i) Considering the SAP adjustments (-R$ 5.8 million) made in 2Q19, compared to 2Q20, we have a 38% reduction, approximately R$ 22.7 million, due to: (ii) Reduction of 28% due to debt renegotiations (Interest and Fines) with the Holding held in 2Q19 of R$ 22.7 million, reducing charges based on the CDI.
Leasing charges	-85,493	-80,134	6.7	The variation is mainly due to: (i) updating of the leasing correction indices of contracts with PIES (IGPM + 4%).
Monetary adjustment loss	-8,105	-5,841	38.8	The variation is mainly due to the following factor: (i) considering the SAP adjustments (+ R$ 2.8 million) made in 2Q19, in relation to 2Q20 we have an increase of 172% approximately R$ 5.6 million which it is mainly due to the change in the prognosis of the processes from possible to probable.
Exchange variation loss	-6,242	-364	1,614.7	The variation is mainly due to the following factors: (i) considering the SAP adjustments (+ R$ 224 thousand) made in 2Q19, in relation to 2Q20 we have an increase of approximately R$ 6 million which are justified by the following factors: (ii) start of the maintenance cycle at TPP Mauá 03, which signed an O&M contract with Siemens of approximately R$ 6 million; and (iii) O&M contract at TPP Aparecida of approximately R$ 25 thousand.
Other Financial Expenses	-926	-19,478	-95.2	The variation is mainly due to the following reason: (i) considering the SAP adjustments (+ R$ 12.2 million) made in 2Q19, in relation to 2Q20 we have a reduction of 87% approximately R$ 6 million which are justified due to the following factors: (ii) registration in 2Q19 of approximately R$ 4.5 million referring to the fine for late payment of income tax without occurrence in 2Q20; (iii) registration in the 2Q19 of approximately R$ 1.5 million related to the fine for late payment of CSSL, also without occurrence in the 2Q20.
Financial Result	-118,096	-98,057	-20.4

Income Tax and CSLL - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	16,478	-19,996	-182.4	The variation is mainly due to the following factor: (i) in 2Q19, the values were higher because IFRS16 (Leasing PIE - Independent Producer) was not considered as an exclusion from the tax base of IR and CSLL. Such adjustments were made in December 2019, and as of this date, the leasing amounts have not been included for tax purposes due to the tax rule.
Deferred IR and CSLL	28,134	0	-	The variation is mainly due to the following factor: (i) Deferred taxes are basically calculated based on ADA (Allowance for doubtful accounts) considered as of September 2019.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 2Q20

Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 2Q20, an income 1.410.1 % higher than that ascertained in 2Q19, changing from a loss of R$ 403 thousand in 2Q19 to a profit of RS 5,275 thousand in 2Q20, mainly due to the reasons described below.

Operating Costs and Expenses

Operating Expenses and Costs had, in 2Q20, an increase of 9% compared to 2Q19, changing from R$ 1,246 thousand to R$ 1,358 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Other Incomes	86	0	-	The variation is mainly due to the following factor: (i) renewal of the contracts with Eletronet and the assignors (Chesf, Furnas, CGT Eletrosul and Eletronorte), on February 20, 2020. As of this signing, Eletropar started to transfer Eletronet's values to the assignors, being entitled to remuneration for the intermediation of the business, in the percentage of 2% on the transferred amount, of approximately R$ 4.3 million.
ROL	86	0	-

PMSO - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Personnel	-706	-857	-17.6	The variation is mainly due to: (i) reduction in Eletropar's workforce due to the lower number of employees required from other companies between the periods. In 2Q19, 2 employees from other companies joined Eletropar (internal audit and accounting), totaling 5 employees in this situation. In 2Q20, there are only 3 employees from other companies in our staff.
Supplies	0	-1	-98.0	The variation is mainly due to: (i) purchases of office supplies that occur on demand. With teleworking, there was a reduction in the purchase of office supplies.
Services	-422	-832	-49.2	The variation is mainly due to: (i) in 2Q29, expenses with the publication of the financial statements of 2018 were recorded in the amount of R$ 411 thousand, however, in 2020, no publication accounting was made yet referring to 2019.
Other	-228	-134	69.9	The variation is mainly due to the following reason: (i) increase in rent expenses, due to the transfer of Eletropar's headquarters, with the rent rising from R$ 14 thousand to R$ 20 thousand; and (ii) accounting of PIS/COFINS in 2Q20, of R$ 147 thousand, due to revenues from Interest on Own Capital (JCP), while in 2Q19 the value was R$ 73 thousand.
TOTAL PMSO	-1,356	-1,823	-25.6

Operating Costs - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Depreciation and Amortization	-2	-6	-66.8	The variation is mainly due to the following reason: (i) total depreciation of some assets.
TOTAL OPERATING COSTS	-2	-6	-66.8

Operating Provisions - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
	0	583	-100.0	The variation is mainly due to the following reason: (i) In 2Q19, Eletronet's provision for ADA (Allowance for Doubftul Accounts) was reversed, referring to the receipt of the ROW (Right of Way) in February and March 2019, in the amount of R$ 1.5 million, and constitution of ADA related to the June 2019 ROW (R$ 974 thousand). In 2Q20, the effect of the Eletronet business no longer had an impact on Eletropar's results, since there is no longer solidarity about Eletronet's payment to the assignors. Thus, the constitution of ADA, implies the recognition of the reversal of the "payable" to the assignors (reversal of provision), with null effect on Eletropar's result with the entire constitution being reversed.

Financial Result - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Financial Income	1,021	1,563	-34.7
Income from financial investments	1,021	1,562	-34.7	The variation is mainly due to: (i) a significant decrease in the rates that make investment funds profitable, which are the fixed and floating interest rates (SELIC/CDI).
Other Financial Income	1	1	-46.1	No significant variation in the financial result.
Financial Expenses	-128	-644	-80.1
Other Financial Expenses	-128	-644	-80.1	The variation is mainly due to the following reason: (i) payment of dividends to shareholders in 2Q19, with the amounts updated by the Selic rate, in the amount of R$ 513 thousand. In 2Q20, there was no payment to shareholders.
Financial Result	893	919	-2.9

Equity Interests (Equity) - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Equity Interests	5,777	-105	5,601.9	The variation is mainly due to the following reason: (i) equity income from investees CTEEP (R$ 5,475) and EMAE (R$ 267). In 2Q19, the amount was negative, due to adjustments in the equity of investee CTEEP, in line with the calculation policy of Eletropar's RBSE.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	2Q20	2Q19	Variation (%)	Analysis
Current IR and CSLL	-122	29	-529.1	The variation is mainly due to the following factor: (i) calculation of tax loss in 2Q19, while in 2Q20, due to the recognition of Interest on Own Capital (JCP) of the investee CTEEP, there was a tax profit of R$ 990 thousand.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.